Filed Pursuant to Rule 424(b)(3)
Registration Number 333-156520

PROSPECTUS SUPPLEMENT NO. 3

to Prospectus dated

January 19, 2011

(Registration No. 333-156520)

UNIFIED GROCERS, INC.

This Prospectus Supplement No. 3 supplements our Prospectus dated January 19, 2011. The securities that are the subject of the Prospectus have been registered to permit their sale by us.

This Prospectus Supplement includes the attached Quarterly Report on Form 10-Q for the period ended July 2, 2011 of Unified Grocers, Inc., as filed by us with the Securities and Exchange Commission.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is August 10, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR	THE QUARTERLY PERIOD ENDED JULY 2, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO

Commission file number: 0-10815

UNIFIED GROCERS, INC.

(Exact name of registrant as specified in its charter)

California	95-0615250
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5200 Sheila Street, Commerce, CA 90040

(Address of principal executive offices) (Zip Code)

(323) 264-5200

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   [X]    No  [    ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  [X]    No  [    ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [X]	Smaller reporting company [ ]

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  [    ]    No  [X]

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date. As of July 30, 2011, the number of shares outstanding was:

Class A: 159,600 shares; Class B: 430,503 shares; Class C: 15 shares; Class E: 251,808 shares

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS (UNAUDITED)

Unified Grocers, Inc. and Subsidiaries

Consolidated Condensed Balance Sheets – Unaudited

(dollars in thousands)

	July 2, 2011	October 2, 2010
Assets

Current assets:
Cash and cash equivalents	$10,041	$5,901
Accounts and current portion of notes receivable, net of allowances of $2,199 and $2,506 at July 2, 2011 and October 2, 2010, respectively	196,395	207,582
Inventories	242,091	253,932
Prepaid expenses and other current assets	12,697	11,460
Deferred income taxes	10,107	10,107

Total current assets	471,331	488,982
Properties and equipment, net	182,117	186,568
Investments	88,602	95,836
Notes receivable, less current portion and net of allowances of $625 and $716 at July 2, 2011 and October 2, 2010, respectively	14,067	11,586
Goodwill	38,997	38,997
Other assets, net	116,636	105,719

Total Assets	$911,750	$927,688

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$191,802	$210,760
Accrued liabilities	59,448	67,247
Current portion of notes payable	3,690	2,706
Members’ deposits and estimated patronage dividends	13,877	14,024

Total current liabilities	268,817	294,737
Notes payable, less current portion	228,420	224,926
Long-term liabilities, other	220,827	211,962
Member and Non-Members’ deposits	9,243	8,593
Commitments and contingencies

Shareholders’ equity:
Class A Shares: 500,000 shares authorized, 159,600 and 168,350 shares outstanding at July 2, 2011 and October 2, 2010, respectively	29,734	31,200
Class B Shares: 2,000,000 shares authorized, 430,368 and 451,714 shares outstanding at July 2, 2011 and October 2, 2010, respectively	75,320	78,687
Class E Shares: 2,000,000 shares authorized, 251,808 shares outstanding at both July 2, 2011 and October 2, 2010	25,181	25,181
Retained earnings after elimination of accumulated deficit of $26,976 effective September 28, 2002 – allocated	81,205	78,113
Retained earnings – non-allocated	3,720	3,720

Total retained earnings	84,925	81,833
Receivable from sale of Class A Shares to Members	(1,394)	(1,744)
Accumulated other comprehensive loss	(29,323)	(27,687)

Total shareholders’ equity	184,443	187,470

Total Liabilities and Shareholders’ Equity	$911,750	$927,688

The accompanying notes are an integral part of these statements.

Unified Grocers, Inc. and Subsidiaries

Consolidated Condensed Statements of Earnings – Unaudited

(dollars in thousands)

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010
Net sales	$969,341	$980,121	$2,882,595	$2,939,630
Cost of sales	883,028	892,145	2,625,210	2,674,863
Distribution, selling and administrative expenses	73,745	78,521	226,984	233,903

Operating income	12,568	9,455	30,401	30,864
Interest expense	(3,060)	(2,913)	(9,376)	(8,686)

Earnings before estimated patronage dividends and income taxes	9,508	6,542	21,025	22,178
Estimated patronage dividends	(7,878)	(3,452)	(10,895)	(8,613)

Earnings before income taxes	1,630	3,090	10,130	13,565
Income taxes	(463)	(1,800)	(3,053)	(5,520)

Net earnings	$1,167	$1,290	$7,077	$8,045

The accompanying notes are an integral part of these statements.

Unified Grocers, Inc. and Subsidiaries

Consolidated Condensed Statements of Comprehensive Earnings – Unaudited

(dollars in thousands)

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010
Net earnings	$1,167	$1,290	$7,077	$8,045
Other comprehensive earnings, net of income taxes:
Unrealized net holding gain (loss) on investments	500	809	(417)	885
Other postretirement benefit plans:
Unrecognized loss arising during the period	(1,219)	—	(1,219)	—

Comprehensive earnings	$448	$2,099	$5,441	$8,930

The accompanying notes are an integral part of these statements.

Unified Grocers, Inc. and Subsidiaries

Consolidated Condensed Statements of Cash Flows – Unaudited

(dollars in thousands)

	Thirty-Nine Weeks Ended
	July 2, 2011	July 3, 2010
Cash flows from operating activities:
Net earnings	$7,077	$8,045
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	16,906	18,853
Provision for doubtful accounts	266	306
(Gain) loss on sale of properties and equipment	(192)	66
Pension contributions	(6,317)	(3,733)
(Increase) decrease in assets:
Accounts receivable	7,240	(16,730)
Inventories	11,841	35,428
Prepaid expenses and other current assets	(1,237)	(4,571)
Increase (decrease) in liabilities:
Accounts payable	(19,082)	(22,013)
Accrued liabilities	(7,799)	(129)
Long-term liabilities, other	12,646	11,053

Net cash provided by operating activities	21,349	26,575

Cash flows from investing activities:
Purchases of properties and equipment	(6,984)	(5,075)
Purchases of securities and other investments	(54,117)	(11,051)
Proceeds from maturities or sales of securities and other investments	59,285	10,551
Origination of notes receivable	(3,408)	(5,254)
Collection of notes receivable	4,608	3,277
Proceeds from sales of properties and equipment	234	41
Increase in other assets	(10,738)	(3,795)

Net cash utilized by investing activities	(11,120)	(11,306)

Cash flows from financing activities:
Borrowings from short-term notes payable	—	7,000
Borrowings from long-term notes payable	14,000	25,000
Reduction of short-term notes payable	(1,807)	(7,368)
Reduction of long-term notes payable	(7,715)	(32,067)
Payment of deferred financing fees	(2,602)	(176)
Decrease in Members’ deposits and estimated patronage dividends	(147)	(4,802)
Increase in Member and Non-Members’ deposits	650	3,048
Decrease in receivable from sale of Class A Shares to Members, net	350	636
Repurchase of shares from Members	(9,276)	(6,478)
Issuance of shares to Members	458	407

Net cash utilized by financing activities	(6,089)	(14,800)

Net increase in cash and cash equivalents	4,140	469
Cash and cash equivalents at beginning of period	5,901	10,942

Cash and cash equivalents at end of period	$10,041	$11,411

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$8,846	$8,435
Income taxes	$3,302	$10,263

Supplemental disclosure of non-cash items:
Capital leases	$—	$39

The accompanying notes are an integral part of these statements.

Unified Grocers, Inc. and Subsidiaries

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

1.     BASIS OF PRESENTATION

The consolidated condensed financial statements include the accounts of Unified Grocers, Inc. and all its subsidiaries (the “Company” or “Unified”). Inter-company transactions and accounts with subsidiaries have been eliminated. The interim financial statements included herein have been prepared by the Company without audit, pursuant to the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”). Certain information and note disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to SEC rules and regulations; nevertheless, management believes that the disclosures are adequate to make the information presented not misleading. These consolidated condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s latest Annual Report on Form 10-K for the year ended October 2, 2010 filed with the SEC. The results of operations for the interim periods are not necessarily indicative of the results for the full year.

The accompanying consolidated condensed financial statements reflect all adjustments that, in the opinion of management, are both of a normal and recurring nature and necessary for the fair presentation of the results for the interim periods presented. The preparation of the consolidated condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated condensed financial statements and accompanying notes. As a result, actual results could differ from those estimates.

The Company’s banking arrangements allow the Company to fund outstanding checks when presented for payment to the financial institutions utilized by the Company for disbursements. This cash management practice frequently results in total issued checks exceeding the available cash balance at a single financial institution. The Company’s policy is to record its cash disbursement accounts with a cash book overdraft in accounts payable. At July 2, 2011 and October 2, 2010, the Company had book overdrafts of $43.7 million and $54.4 million, respectively, classified in accounts payable and included in cash provided by operating activities.

2.     FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company evaluates the fair value of its assets and liabilities in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) and ASC Topic 825, “Financial Instruments” (“ASC Topic 825”).

ASC Topic 820 establishes a hierarchy for evaluating assets and liabilities valued at fair value as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 – Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable. These inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities;

•

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The Company records marketable securities at fair value in accordance with ASC Topic 320, “Investments – Debt and Equity Securities.” These assets are held by the Company’s Insurance segment. The Company’s Wholesale Distribution segment holds insurance contracts and mutual funds valued at fair value in support of certain employee benefits. See Note 3 for further discussion on investments.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents.    The carrying amount approximates fair value due to the short maturity of these instruments.

Accounts receivable and current portion of notes receivable.    The carrying amount of accounts receivable and the current portion of notes receivable approximates the fair value of net accounts and notes receivable due to their short-term maturity.

Concentration of credit risk.    The Company’s largest customer, Smart & Final, Inc., a Non-Member customer, and the ten largest Member and Non-Member customers (including Smart & Final, Inc.) constituted approximately 12% and 45%, respectively, of total net sales for the thirty-nine week period ended July 2, 2011, and approximately 11% and 44%, respectively, of total net sales for the thirty-nine week period ended July 3, 2010. The Company’s ten customers with the largest accounts receivable balances accounted for approximately 39% and 41% of total accounts receivable at July 2, 2011 and October 2, 2010, respectively. Management believes that receivables are well diversified, and the allowances for doubtful accounts are sufficient to absorb estimated losses.

Investments.    Generally, the fair values for investments are readily determinable based on actively traded securities in the marketplace. Investments that are not actively traded are valued based upon inputs including quoted prices for identical or similar assets. Equity securities that do not have readily determinable fair values are accounted for using the cost or equity methods of accounting. The Company regularly evaluates securities carried at cost to determine whether there has been any diminution in value that is deemed to be other than temporary and adjusts the value accordingly.

The following table represents the Company’s financial instruments recorded at fair value and the hierarchy of those assets as of July 2, 2011:

(dollars in thousands)
	Level 1	Level 2	Level 3	Total
Money market funds	$9,040	$—	$—	$9,040
Common equity securities	10,030	—	—	10,030
Mutual funds	12,690	—	—	12,690
Corporate securities	—	22,490	—	22,490
Government securities	10,806	28,818	—	39,624
Municipal securities	—	2,970	—	2,970

Total	$42,566	$54,278	$—	$96,844

Money market funds are valued based on quoted prices in active markets (Level 1 inputs) and are included in cash and cash equivalents in the Company’s consolidated condensed balance sheets. Common equity securities and mutual funds are valued based on information received from a third party. These assets are valued based on quoted prices in active markets (Level 1 inputs). As of July 2, 2011, $10.0 million of common equity securities are included in investments and $12.7 million of mutual funds are included in other assets in the Company’s consolidated condensed balance sheets. Corporate securities, consisting of high quality investment grade corporate bonds, and government and municipal securities, consisting of U.S. government and agency obligations, U.S. government treasury securities and U.S. state and municipal bonds, are held by two of our insurance subsidiaries to fund loss reserves. These assets are valued based on information received from a third party pricing service. For assets traded in active markets, the assets are valued at quoted bond market prices (Level 1 inputs). For assets traded in inactive markets, the service’s pricing methodology uses observable inputs (such as bid/ask quotes) for identical or similar assets. Assets considered to be similar will have similar characteristics, such as: duration, volatility, prepayment speed, interest rates, yield curves, and/or risk profile and other market corroborated inputs (Level 2 inputs). The Company determines the classification of financial asset groups within the fair value hierarchy based on the lowest level of input into each group’s asset valuation. The financial instruments included in the preceding table, other than money market funds and mutual funds discussed above, are included in investments in the Company’s consolidated condensed balance sheets at July 2, 2011.

The Company did not have any transfers into and out of Levels 1 and 2 during the thirty-nine week period ended July 2, 2011. Since the Company does not own any Level 3 financial instruments, the adoption of the requirement pursuant to Accounting Standards Update No. 2010-06, “Improving Disclosures About Fair Value Measurements,” to separate disclosures on a gross basis about purchases, sales, issuances, and settlements relating to Level 3 measurements (adoption not required until the Company’s fiscal year-end 2012) is not expected to have an impact on the Company’s consolidated financial statements.

Notes payable.    The fair values of borrowings under the Company’s revolving credit facility are estimated to approximate their carrying amounts due to the short maturities of those obligations. The fair values for other notes payable are based primarily on rates currently available to the Company for debt with similar terms and remaining maturities.

The fair value of notes payable, excluding capital leases, was $239.9 million and $237.3 million compared to their carrying value of $231.9 million and $227.3 million at July 2, 2011 and October 2, 2010, respectively.

The methods and assumptions used to estimate the fair values of the Company’s financial instruments at July 2, 2011 and October 2, 2010 were based on estimates of market conditions, estimates using present value and risks existing at that time. These values represent an approximation of possible value and may never actually be realized.

3.     INVESTMENTS

The amortized cost and fair value of investments are as follows:

(dollars in thousands)
July 2, 2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale securities:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$37,758	$1,997	$(131)	$39,624
Municipal securities	2,921	88	(39)	2,970
Corporate securities	21,860	739	(109)	22,490

Total fixed maturity securities	62,539	2,824	(279)	65,084
Equity securities	10,102	19	(91)	10,030

Total available for sale securities	$72,641	$2,843	$(370)	75,114

Common stock, at cost				13,488

Total Investments				$88,602

(dollars in thousands)
October 2, 2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale securities:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$50,006	$2,623	$—	$52,629
Municipal securities	2,728	177	(11)	2,894
Corporate securities	17,158	1,316	(17)	18,457

Total fixed maturity securities	69,892	4,116	(28)	73,980
Equity securities	8,095	284	(11)	8,368

Total available for sale securities	$77,987	$4,400	$(39)	82,348

Common stock, at cost				13,488

Total Investments				$95,836

During the interim period ended July 2, 2011 and the fiscal year ended October 2, 2010, the Company did not hold any trading or held-to-maturity securities.

The Company’s insurance subsidiaries invest a significant portion of premiums received in fixed maturity securities and equity securities to fund loss reserves. As a result, the Company’s insurance subsidiaries are subject to both credit and interest rate risk. Management has established guidelines and practices to limit the amount of credit risk through limitation of non-investment grade securities. The Company assesses whether unrealized losses are other-than-temporary. The discussion and table that follow describe the Company’s securities that have unrealized losses.

Unrealized losses on the Company’s investments in fixed maturity securities and equity securities were caused by interest rate increases rather than credit quality. Because the Company’s insurance subsidiaries do not intend to sell, nor do they have or anticipate having a regulatory requirement to sell these investments until recovery of fair value, which may be upon maturity, the Company does not consider these investments to be other-than-temporarily impaired at July 2, 2011.

The table below illustrates the length of time available for sale fixed maturity securities and equity securities, not deemed to be other-than-temporarily impaired, have been in a continuous unrealized loss position at July 2, 2011:

(dollars in thousands)	Less than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and U.S. government obligations	$5,834	$131	$—	$—	$5,834	$131
Municipal securities	494	39	—	—	494	39
Corporate debt securities	7,886	109	—	—	7,886	109
Equity securities	9,306	91	—	—	9,306	91

Total Investments	$23,520	$370	$—	$—	$23,520	$370

Available for sale fixed maturity securities are due as follows:

(dollars in thousands)
July 2, 2011	Amortized Cost	Fair Value
Due in one year or less	$2,717	$2,760
Due after one year through five years	14,402	14,898
Due after five years through ten years	15,700	16,171
Due after ten years	29,720	31,255

	$62,539	$65,084

(dollars in thousands)
October 2, 2010	Amortized Cost	Fair Value
Due in one year or less	$16,710	$16,727
Due after one year through five years	9,801	10,572
Due after five years through ten years	9,304	10,153
Due after ten years	34,077	36,528

	$69,892	$73,980

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Corporate mortgage-backed securities are shown as being due at their average expected maturity dates.

Amounts reported as “due in one year or less” are included in long-term investments, as the Company’s insurance subsidiaries are required to maintain investments in support of regulatory deposit requirements. Hence, investments with maturities less than one year maintained in support of this long-term commitment are generally sold to repurchase investments with longer maturities. As these investments continue to support a long-term commitment obligation related to insurance reserves, the Company classifies such amounts as long-term. At July 2, 2011 and October 2, 2010, the long-term portion of the related insurance reserves of $34.1 million and $37.6 million, respectively, are included in long-term liabilities, other in the Company’s consolidated condensed balance sheets.

Investments carried at fair values of $42.0 million and $41.4 million at July 2, 2011 and October 2, 2010 (which include $0.2 million and $0.4 million recorded in cash and cash equivalents), respectively, are maintained in support of regulatory deposit requirements ($38.8 million and $36.6 million in direct deposit of securities at July 2, 2011 and October 2, 2010, respectively) in compliance with statutory regulations. Investments with fair values of $7.2 million and $7.0 million at July 2, 2011 and October 2, 2010 (which include $0.1 million and $0.1 million recorded in cash and cash equivalents), respectively, are on deposit with regulatory authorities in compliance with statutory regulations. Investments with fair values of $0.9 million and $2.2 million at July 2, 2011 and October 2, 2010 (which include $0.0 million and $0.2 million recorded in cash and cash equivalents), respectively, are on deposit in compliance with collateral requirements on reinsurance arrangements.

Net investment income, which is included in net sales, is summarized as follows:

(dollars in thousands)
	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010
Fixed maturity securities	$758	$1,066	$2,615	$3,040
Equity securities	25	—	1,530	—
Cash and cash equivalents	—	—	2	1

	783	1,066	4,147	3,041
Less: investment expenses	(67)	(69)	(219)	(211)

	$716	$997	$3,928	$2,830

Equity securities held by the Company that do not have readily determinable fair values are accounted for using the cost or equity methods of accounting. The Company evaluated its investments in equity securities for impairment as of July 2, 2011, and the Company did not consider any of these equity securities to be impaired.

The Company held investments in Western Family Holding Company (“Western Family”) common stock of $9.4 million at both July 2, 2011 and October 2, 2010. Western Family is a private cooperative located in Oregon from which the Company purchases food and general merchandise products. The investment represents approximately a 20% ownership interest at both July 2, 2011 and October 2, 2010. The Company’s ownership percentage in Western Family is based, in part, on the volume of purchases transacted with Western Family. The investment is accounted for using the equity method of accounting.

The Company’s wholly-owned finance subsidiary, Grocers Capital Company (“GCC”), has an investment in National Consumer Cooperative Bank (“NCB”), which operates as a cooperative and therefore its borrowers are required to own its Class B common stock. The investment in the Class B common stock of NCB aggregated $4.1 million at both July 2, 2011 and October 2, 2010. For the fiscal period ended July 2, 2011 and the fiscal year ended October 2, 2010, no dividends were received.

4.     SEGMENT INFORMATION

Unified is a retailer-owned, grocery wholesale cooperative serving supermarket, specialty and convenience store operators located primarily in the western United States and the Pacific Rim. The Company’s customers range in size from single store operators to regional supermarket chains. The Company sells a wide variety of products typically found in supermarkets. The Company’s customers include its owners (“Members”) and non-owners (“Non-Members”). The Company sells products through Unified or through its specialty food subsidiary (Market Centre) and international sales subsidiary (Unified International, Inc.). The Company reports all product sales in its Wholesale Distribution segment. The Company also provides support services to its customers through the

Wholesale Distribution segment and through separate subsidiaries, including insurance and financing. Insurance activities are reported in Unified’s Insurance segment while finance activities are grouped within Unified’s All Other business activities. The availability of specific products and services may vary by geographic region.

Management identifies segments based on the information monitored by the Company’s chief operating decision-makers to manage the business and, accordingly, has identified the following two reportable segments:

•

The Wholesale Distribution segment includes the results of operations from the sale of groceries and general merchandise products to both Members and Non-Members, including a broad range of branded and corporate brand products in nearly all the categories found in a typical supermarket, including dry grocery, frozen food, deli, meat, dairy, eggs, produce, bakery, ethnic, gourmet, specialty foods, natural & organic products, general merchandise and health and beauty care products. Support services (other than insurance and financing), including promotional planning, retail technology, equipment purchasing services and real estate services, are reported in our Wholesale Distribution segment. As of, and for the thirty-nine weeks ended, July 2, 2011, the Wholesale Distribution segment collectively represents approximately 99% of the Company’s total net sales and 86% of total assets.

Non-perishable products consist primarily of dry grocery, frozen food, deli, ethnic, gourmet, specialty foods, natural & organic products, general merchandise and health and beauty care. They also include (1) retail support services and (2) products and shipping services provided to Non-Member customers through Unified International, Inc. Perishable products consist primarily of service deli, service bakery, meat, eggs, produce, bakery, and dairy. Net sales within the Wholesale Distribution segment include $669.0 million and $685.8 million, or 69.2% and 70.2% of total Wholesale Distribution segment net sales for the thirteen weeks ended July 2, 2011 and July 3, 2010, respectively, attributable to sales of non-perishable products, and $297.5 million and $290.6 million, or 30.8% and 29.8% of total Wholesale Distribution segment net sales for the thirteen weeks ended July 2, 2011 and July 3, 2010, respectively, attributable to sales of perishable products. Net sales within the Wholesale Distribution segment include $2.035 billion and $2.105 billion, or 70.9% and 71.9% of total Wholesale Distribution segment net sales for the thirty-nine weeks ended July 2, 2011 and July 3, 2010, respectively, attributable to sales of non-perishable products, and $836.8 million and $823.6 million, or 29.1% and 28.1% of total Wholesale Distribution segment net sales for the thirty-nine weeks ended July 2, 2011 and July 3, 2010, respectively, attributable to sales of perishable products. Wholesale Distribution segment net sales also include revenues attributable to the Company’s retail support services, which comprise less than 1% of total Wholesale Distribution segment net sales, for each of the foregoing respective periods.

•

The Insurance segment includes the results of operations for the Company’s three insurance subsidiaries (Unified Grocers Insurance Services, Springfield Insurance Company and Springfield Insurance Company, Ltd.). These subsidiaries provide insurance and insurance-related products, including workers’ compensation and liability insurance policies, to both the Company and its Member and Non-Member customers. Unified Grocers Insurance Services is an insurance agency that places business with insurance carriers, both non-affiliated and Springfield Insurance Company. Springfield Insurance Company, Ltd. is a captive re-insurer for Springfield Insurance Company. Unified Grocers Insurance Services is a licensed insurance agency in Alaska, Arizona, California, Idaho, New Mexico, Nevada, Oregon, Texas, Washington and Utah. Springfield Insurance Company is a licensed insurance carrier in Arizona, California, Colorado, Idaho, Montana, New Mexico, Nevada, Oregon, Texas, Washington, Wyoming and Utah. Springfield Insurance Company, Ltd. is a licensed insurance carrier in the Commonwealth of Bermuda. As of, and for the thirty-nine weeks ended, July 2, 2011, the Company’s Insurance segment collectively accounts for approximately 1% of the Company’s total net sales and 11% of total assets.

The “All Other” category includes the results of operations for the Company’s other support businesses, including its finance subsidiary, whose services are provided to a common customer base, none of which individually meets the quantitative thresholds of a reportable segment. As of, and for the thirty-nine weeks ended, July 2, 2011, the “All Other” category collectively accounts for less than 1% of the Company’s total net sales and 3% of total assets.

Information about the Company’s operating segments is summarized below.

(dollars in thousands)
	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010
Net sales
Wholesale distribution	$966,486	$976,449	$2,872,181	$2,928,602
Insurance	5,879	6,752	19,458	20,555
All other	250	247	729	724
Inter-segment eliminations	(3,274)	(3,327)	(9,773)	(10,251)

Total net sales	$969,341	$980,121	$2,882,595	$2,939,630

Operating income
Wholesale distribution	$12,203	$8,263	$27,379	$29,213
Insurance	384	1,179	3,061	1,642
All other	(19)	13	(39)	9

Total operating income	12,568	9,455	30,401	30,864

Interest expense	(3,060)	(2,913)	(9,376)	(8,686)
Estimated patronage dividends	(7,878)	(3,452)	(10,895)	(8,613)
Income taxes	(463)	(1,800)	(3,053)	(5,520)

Net earnings	$1,167	$1,290	$7,077	$8,045

Depreciation and amortization
Wholesale distribution	$4,628	$6,229	$16,615	$18,763
Insurance	82	56	245	85
All other	15	2	46	5

Total depreciation and amortization	$4,725	$6,287	$16,906	$18,853

Capital expenditures
Wholesale distribution	$1,688	$1,330	$6,916	$4,862
Insurance	5	152	68	213
All other	—	—	—	—

Total capital expenditures	$1,693	$1,482	$6,984	$5,075

Identifiable assets at July 2, 2011 and July 3, 2010
Wholesale distribution	$782,810	$765,376	$782,810	$765,376
Insurance	102,598	108,197	102,598	108,197
All other	26,342	21,187	26,342	21,187

Total identifiable assets	$911,750	$894,760	$911,750	$894,760

5.     SHAREHOLDERS’ EQUITY

During the thirty-nine week period ended July 2, 2011, the Company issued 1,050 Class A Shares with an issue value of $0.3 million and redeemed 9,800 Class A Shares with a redemption value of $2.9 million. The Company also issued 459 Class B Shares with an issue value of $0.1 million and redeemed 21,805 Class B Shares with a redemption value of $6.3 million during the thirty-nine week period ended July 2, 2011.

6.     CONTINGENCIES

The Company is a party to various litigation, claims and disputes, some of which are for substantial amounts, arising in the ordinary course of business. While the ultimate effect of such actions cannot be predicted with certainty, the Company believes the outcome of these matters will not result in a material adverse effect on its financial condition or results of operations.

7.     PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company sponsors a cash balance plan (“Unified Cash Balance Plan”). The Unified Cash Balance Plan is a noncontributory defined benefit pension plan covering substantially all employees of the Company who are not subject to a collective bargaining agreement. Benefits under the Unified Cash Balance Plan are provided through a trust.

The Company also sponsors an Executive Salary Protection Plan (“ESPP”) that provides supplemental post-termination retirement income based on each participant’s salary and years of service as an officer of the Company (see Note 13 of Notes to Consolidated Financial Statements in Part II, Item 8. “Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for the year ended October 2, 2010 for additional discussion). Funds are held in a rabbi trust for the ESPP consisting primarily of life insurance policies reported at cash surrender value and mutual fund assets consisting of various publicly-traded mutual funds reported at estimated fair value based on quoted market prices. In accordance with ASC Topic 710, “Compensation – General,” the assets and liabilities of a rabbi trust must be accounted for as if they are assets and liabilities of the Company. In addition, all earnings and expenses of the rabbi trust are reported in the Company’s consolidated condensed statement of earnings. The cash surrender value of such life insurance policies aggregated $17.8 million and $15.9 million at July 2, 2011 and October 2, 2010, respectively, and are included in other assets in the Company’s consolidated condensed balance sheets. Mutual funds reported at their estimated fair value of $12.7 million and $11.1 million at July 2, 2011 and October 2, 2010, respectively, are included in other assets in the Company’s consolidated condensed balance sheets. The related accrued benefit cost (representing the Company’s benefit obligation to participants) of $37.8 million and $33.9 million at July 2, 2011 and October 2, 2010, respectively, is recorded in long-term liabilities, other in the Company’s consolidated condensed balance sheets. The assets held in the rabbi trust are not available for general corporate purposes. The rabbi trust is subject to creditor claims in the event of insolvency. The trust assets are excluded from ESPP plan assets as they do not qualify as plan assets under ASC Topic 715, “Compensation – Retirement Benefits” (“ASC Topic 715”).

The Company sponsors other postretirement benefit plans that provide certain medical coverage to retired non-union employees and provide unused sick leave benefits for certain eligible non-union and union employees. Those plans are not funded.

The components of net periodic cost for pension and other postretirement benefits for the respective thirteen and thirty-nine weeks ended July 2, 2011 and July 3, 2010 consist of the following:

(dollars in thousands)
	Pension Benefits				Other Postretirement Benefits
	Thirteen Weeks Ended		Thirty-Nine Weeks Ended		Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010
Service cost	$1,925	$1,706	$5,775	$5,117	$518	$433	$1,555	$1,299
Interest cost	2,972	2,990	8,916	8,970	736	659	2,208	1,977
Expected return on plan assets	(3,100)	(2,747)	(9,300)	(8,242)	—	—	—	—
Amortization of prior service cost (credit)	55	63	166	189	(118)	(118)	(354)	(354)
Recognized actuarial loss (gain)	996	877	2,987	2,633	35	(67)	105	(202)

Net periodic cost	$2,848	$2,889	$8,544	$8,667	$1,171	$907	$3,514	$2,720

The Company’s funding policy is to make contributions to the Unified Cash Balance Plan in amounts that are at least sufficient to meet the minimum funding requirements of applicable laws and regulations, but no more than amounts deductible for federal income tax purposes. The Company expects to make estimated contributions to the Unified Cash Balance Plan totaling $12.9 million during fiscal 2011, which is comprised of $5.1 million for the 2011 plan year and $7.8 million for the 2010 plan year. At its discretion, the Company may contribute in excess of these amounts. Additional contributions, if any, will be based, in part, on future actuarial funding calculations and the performance of plan investments. The Company contributed $2.5 million and $3.8 million to the Unified Cash Balance Plan during the thirty-nine weeks ended July 2, 2011 for the 2011 and 2010 plan years, respectively.

Additionally, at the beginning of fiscal 2011, the Company expected to contribute $0.2 million to the ESPP to fund projected benefit payments to participants for the 2011 plan year. The Company contributed $0.5 million to the ESPP during the thirty-nine weeks ended July 2, 2011 to fund benefit payments to participants for the 2011 plan year. Benefit payments in excess of expected amounts were due to the retirement of a plan participant during the 2011 plan year.

During fiscal year 2010, comprehensive health care reform legislation under the Patient Protection and Affordable Care Act (HR 3590) and the Health Care Education and Affordability Reconciliation Act (HR 4872) (collectively, the “Acts”) was passed and signed into law. The Acts contain provisions that could impact the Company’s accounting for retiree medical benefits in future periods. However, the extent of that impact, if any, cannot be determined until regulations are promulgated under the Acts and additional interpretations of the Acts become available. Elements of the Acts, the impact of which are currently not determinable, include the elimination of lifetime limits on retiree medical coverage and reduction of the existing insurance coverage gap for prescription drug benefits that are actuarially equivalent to benefits available to retirees under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Prescription Drug Act”). The Prescription Drug Act provided for a federal subsidy to plan sponsors who provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D. Included among the major provisions of the Acts is the elimination of the tax deduction for expenses reimbursed through the federal subsidy. The Company sponsors prescription drug benefits to retirees through a third-party insured waiver program; therefore, the Company does not receive a subsidy under Medicare Part D, and does not have any related deferred tax assets. As such, the change mandated under this portion of the Acts did not impact the Company in fiscal 2010 and is not expected to impact the Company in future periods. The Company will continue to assess the accounting implications of the Acts as related regulations and interpretations of the Acts become available. In addition, the Company may consider plan amendments in future periods that may have accounting implications.

8.     RELATED PARTY TRANSACTIONS

Members affiliated with directors of the Company make purchases of merchandise from the Company and also may receive benefits and services that are of the type generally offered by the Company to similarly situated eligible Members. Management believes such transactions are on terms that are generally consistent with terms available to other Members similarly situated.

During the course of its business, the Company enters into individually negotiated supply agreements with its Members. These agreements require the Member to purchase certain agreed amounts of its merchandise requirements from the Company and obligate the Company to supply such merchandise under agreed terms and conditions relating to such matters as pricing and delivery.

A supply agreement with a Member affiliated with a director of the Company became effective on October 3, 2010. The agreement will expire in the Company’s fiscal year 2015.

As of the date of this report, other than noted above, there have been no material changes to the related party transactions disclosed in Note 19 to “Notes to Consolidated Financial Statements” in Part II, Item 8. “Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for the year ended October 2, 2010.

9.     RECENTLY ADOPTED AND RECENTLY ISSUED AUTHORITATIVE ACCOUNTING GUIDANCE

In June 2011, the FASB and the International Accounting Standards Board (“IASB”) issued Accounting Standards Update (“ASU”) No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU No. 2011-05”). ASU No. 2011-05 addresses concerns about how other comprehensive income is reported under U.S. GAAP and International Financial Reporting Standards (“IFRSs”) and increases the prominence of other comprehensive income in the financial statements. ASU No. 2011-05 allows for the option of presenting either one continuous statement of net income and other comprehensive income or two consecutive statements. The standard does not change the items which must be reported in other comprehensive income, how such items are measured or when they must be reclassified to net income. ASU No. 2011-05 is effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early adoption is permitted. Since ASU No. 2011-05 impacts presentation only, it will have no impact on the Company’s consolidated condensed financial statements. The Company will formally adopt ASU No. 2011-05 commencing in the first quarter of fiscal 2013. However, since the Company currently presents the Consolidated Condensed Statements of Earnings and Consolidated Condensed Statements of Comprehensive Earnings as two consecutive statements, the Company’s presentation of comprehensive income is in compliance with ASU No. 2011-05.

In May 2011, the FASB and the IASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU No. 2011-04”). ASU No. 2011-04 does not extend the use of fair value accounting, but provides guidance on how it should be applied where its use is already required or permitted by other standards within U.S. GAAP or IFRSs. The amendments in ASU No. 2011-04 change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Amendments in ASU No. 2011-04 include those that: (1) clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements, and (2) change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the amendments in ASU No. 2011-04 to result in a change in the application of the requirements in Topic 820. ASU No. 2011-04 is effective during interim and annual periods beginning after December 15, 2011. Accordingly, the Company will adopt ASU No. 2011-04 commencing in the second quarter of fiscal 2012. The adoption of ASU No. 2011-04 is not expected to have an impact on the Company’s consolidated condensed financial statements.

In December 2010, the FASB issued ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)” (“ASU No. 2010-28”). ASU No. 2010-28 addresses how companies should test for goodwill impairment when the book value of a reporting entity is zero or negative. For reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU No. 2010-28 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010. Accordingly, the Company will adopt ASU No. 2010-28 commencing in the first quarter of fiscal 2012. The adoption of ASU No. 2010-28 is not expected to have an impact on the Company’s consolidated condensed financial statements.

In October 2010, the FASB issued ASU No. 2010-26, “Financial Services – Insurance (Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts (a consensus of the FASB Emerging Issues Task Force)” (“ASU No. 2010-26”). ASU No. 2010-26 addresses the diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. ASU No. 2010-26 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The amendments in ASU No. 2010-26 are to be applied prospectively upon adoption. Retrospective application to all prior periods presented upon the date of adoption also is permitted, but not required. Accordingly, the Company will adopt ASU No. 2010-26 commencing in the first quarter of fiscal 2013. The Company is currently assessing the impact this standard may have on its consolidated condensed financial statements.

In July 2010, the FASB issued ASU No. 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU No. 2010-20”). ASU No. 2010-20 amends ASC Topic 310-10-50, “Receivables – Overall – Disclosure,” by requiring that more information be disclosed to facilitate financial statement users’ evaluation of (i) the nature of credit risk inherent in an entity’s portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses, and (iii) the changes and reasons for those changes in the allowance for credit losses. The amendments in ASU No. 2010-20 affect all entities with financing receivables, excluding short-term trade accounts receivable or receivables measured at fair value or lower of cost or fair value. A company will need to disaggregate new and existing disclosure based on how it develops its allowance for credit losses related to financing receivables and how it manages credit exposures. Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systematic method for determining its allowance for credit losses, and class of financing receivable, which is generally a disaggregation of portfolio segment. The required disclosures include, among other things, a rollforward of the allowance for credit losses as well as information about modified, impaired, non-accrual and past due loans and credit quality indicators. For public entities, ASU No. 2010-20 requires certain disclosures as of the end of a reporting period effective for periods ending on or after December 15, 2010. Other required disclosures about activity that occurs during a reporting period are effective for periods beginning on or after December 15, 2010. In

January 2011, the FASB issued ASU No. 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20” (“ASU No. 2011-01”). Amendments in ASU No. 2011-01 temporarily delayed the effective date of disclosures about troubled debt restructurings included in ASU No. 2010-20 for public entities to be effective for interim and annual periods ending after June 15, 2011. This amendment did not defer the effective date of the other disclosure requirements in ASU No. 2010-20. In April 2011, the FASB issued ASU No. 2011-02, “Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” (“ASU No. 2011-02”). ASU No. 2011-02 amends ASC Topic 310-40, “Receivables – Troubled Debt Restructurings by Creditors,” to clarify the guidance on a creditor’s evaluation of whether it has granted a loan concession and whether a debtor is experiencing financial difficulties. The guidance on identifying and disclosing troubled debt restructurings is effective for interim and annual periods beginning on or after June 15, 2011 and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption. The guidance on measuring the impairment of a receivable restructured in a troubled debt restructuring is effective on a prospective basis. Early adoption is permitted. ASU No. 2011-02 also sets the effective dates for troubled debt restructuring disclosures required by the recent guidance on credit quality disclosures outlined in ASU No. 2010-20. These requirements are effective for interim and annual periods beginning on or after June 15, 2011, the same date as the clarifying guidance in ASU No. 2011-02.

The Company adopted the provision of ASU No. 2010-20 pertaining to certain required disclosures as of the end of a reporting period in its first quarter of fiscal 2011. With the exception of certain disclosures relative to the development of GCC’s allowance for credit losses related to financing receivables and how GCC manages credit exposures that will be provided for the Company’s fiscal year-end 2011, the adoption of this portion of ASU No. 2010-20 did not have an impact on the Company’s consolidated condensed financial statements and interim reporting disclosures. The Company adopted other required disclosures about activity that occurs during a reporting period effective beginning with its second quarter of fiscal 2011. With the exception of certain disclosures relative to GCC’s financing receivables to be provided for the Company’s fiscal year-end 2011, the adoption of this portion of ASU No. 2010-20 did not have an impact on the Company’s consolidated condensed financial statements and interim reporting disclosures. The Company will adopt the requirements of ASU No. 2010-20 pertaining to disclosures about troubled debt restructurings (previously deferred by ASU No. 2011-01) and ASU No. 2011-02 effective beginning with its first quarter of fiscal 2012. The adoption of this portion of ASU No. 2010-20 and the adoption of ASU No. 2011-02 are not expected to have an impact on the Company’s consolidated condensed financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures About Fair Value Measurements” (“ASU No. 2010-06”), an amendment to ASC Topic 820. ASU No. 2010-06 amends ASC Topic 820 to add new requirements for: (1) disclosures about transfers of assets and liabilities measured at fair value into and out of Levels 1 and 2 of the fair value measurement hierarchy, and (2) separate disclosures on a gross basis about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU No. 2010-06 also amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC Topic 715, “Compensation – Retirement Benefits – Defined Benefits Plans – General – Disclosure,” to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in ASU No. 2010-06 is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption.

The Company adopted ASU No. 2010-06 in its second quarter of fiscal year-end 2010, except for the requirement to provide separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements, which will be adopted for the Company’s fiscal year-end 2012. Since the Company continues to have no transfers into and out of Levels 1 and 2, the requirements of ASU No. 2010-06 did not have an impact on the Company’s consolidated condensed financial statements. Similarly, since the Company does not own any Level 3 financial instruments, the adoption of this portion of ASU No. 2010-06 for fiscal year-end 2012 is not expected to have an impact on the Company’s consolidated financial statements.

In January 2009, the SEC issued Release No. 33-9002, “Interactive Data to Improve Financial Reporting.” The final rule release requires companies to provide financial statement information in the eXtensible Business Reporting Language (“XBRL”) and addresses the SEC’s effort to make financial reports more useful to investors. Under the final rule, companies are required to submit their regulatory filings to the SEC and post them on their corporate websites in interactive data using XBRL. The interactive data will be provided as an exhibit to periodic and current reports and registration statements, as well as to transition reports for a change in fiscal year. The final rule also does not require public companies to use interactive tagging for the management’s discussion and analysis section of their filings, executive compensation disclosures, and other statistical or narrative disclosure. This release includes one temporary section (Section 232.406T) that limits an entity’s liability for making a “good faith attempt” to comply with its requirements and for making prompt correction of errors in the Interactive Data File if they occur, and it does not subject the entity to liability under anti-fraud provisions as discussed in the temporary section.

Release No. 33-9002 is effective as of April 13, 2009, except the temporary section above is only effective from April 13, 2009 until October 31, 2014. The SEC adopted a phase-in schedule indicating when registrants must furnish interactive data. Under this schedule, the Company will submit filings with financial statement information using XBRL commencing with periods ending on or after June 15, 2011, or the Company’s Quarterly Report on Form 10-Q for this third fiscal quarter of 2011. The Company has furnished the required XBRL exhibits concurrent with the filing of this Quarterly Report on Form 10-Q. See Part II, Item 6. “Exhibits” for further description of the exhibits filed pursuant to Release No. 33-9002.

10.     SUBSEQUENT EVENTS

Subsequent events have been evaluated by the Company through the date financial statements were issued.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING INFORMATION

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to expectations concerning matters that (a) are not historical facts, (b) predict or forecast future events or results, or (c) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions. When the Company uses words such as “believes,” “expects,” “anticipates” or similar expressions, the Company is making forward-looking statements. Although Unified believes that the expectations reflected in such forward-looking statements are reasonable, the Company cannot give readers any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond the Company’s control. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the factors discussed in the sections entitled “Risk Factors” and “Critical Accounting Policies and Estimates” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All forward-looking statements attributable to Unified are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date hereof. The Company undertakes no duty or obligation to revise or publicly release the results of any revision to these forward-looking statements. Readers should carefully review the risk factors described in this document as well as in other documents the Company files from time to time with the Securities and Exchange Commission.

COMPANY OVERVIEW

General

A California corporation organized in 1922 and incorporated in 1925, Unified Grocers, Inc. (referred to in this Form 10-Q as “Unified,” “the Company,” “we,” “us” or “our”) is a retailer-owned, grocery wholesale cooperative serving supermarket, specialty and convenience store operators located primarily in the western United States and the Pacific Rim. Our customers range in size from single store operators to regional supermarket chains. We operate our business in two reportable business segments: (1) Wholesale Distribution; and (2) Insurance. All remaining business activities are grouped into “All Other” (see Note 4 of “Notes to Consolidated Condensed Financial Statements” in Item 1. “Financial Statements”).

We sell a wide variety of products typically found in supermarkets, as well as a variety of specialty products. We report all product sales in our Wholesale Distribution segment, which represents approximately 99% of our total net sales. Our customers include our owners (“Members”) and non-owners (“Non-Members”). We also provide support services to our customers, including insurance, financing, promotional planning, retail technology, equipment purchasing services and real estate services. Support services, other than insurance and financing, are reported in our Wholesale Distribution segment. Insurance activities account for approximately 1% of total net sales and are reported in our Insurance segment, while finance activities are grouped with our All Other business activities. The availability of specific products and services may vary by geographic region. We have three separate geographical and marketing regions: Southern California, Northern California and the Pacific Northwest.

We do business primarily with those customers that have been accepted as Members. Members are required to meet specific capitalization requirements, which include capital stock ownership in the Company and may include required cash deposits. Customers who purchase less than $1 million annually from the Company would not generally be considered for membership, while customers who purchase over $3 million annually are typically required to become Members. See “Member Investments and Patronage Dividends” discussed in Part II, Item 7 of the Company’s Annual Report on Form 10-K for the year ended October 2, 2010 for additional information. Additionally, see “DESCRIPTION OF DEPOSIT ACCOUNTS” included in the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form S-1 filed on January 12, 2011, with respect to the Company’s offering of Partially Subordinated Patrons’ Deposit Accounts for further information. The membership requirements, including purchase and capitalization requirements, may be modified at any time at the discretion of the Company’s Board of Directors (the “Board”).

We distribute the earnings from patronage activities conducted with our Members, excluding subsidiaries (“Patronage Business”), in the form of patronage dividends. Patronage dividends consist of the patronage earnings from our three patronage earnings divisions: the California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. See Part I, Item 1. “Business – Company Structure and Organization – Wholesale Business – Wholesale Distribution” of the Company’s Annual Report on Form 10-K for the year ended October 2, 2010 for additional discussion. An entity that does not meet Member purchase requirements or does not desire to become a Member may conduct business with us as a Non-Member customer on a non-patronage basis. We retain the earnings from our subsidiaries and from business conducted with Non-Members (collectively, “Non-Patronage Business”).

Facilities and Transportation

We operate various warehouse and office facilities that are located in Commerce, Los Angeles, Santa Fe Springs, Stockton, and Fresno, California, Milwaukie, Oregon and Seattle, Washington. We also operate a bakery manufacturing facility and a milk, water and juice processing plant in Los Angeles, which primarily serve the Southern California region.

We believe that our properties are generally in good condition, are well maintained, and are generally suitable and adequate to carry on the Company’s business.

We began to review the overall logistics model for the Pacific Northwest region during the last three fiscal years. The need to develop a new comprehensive logistics model was predicated on the fact that the lease on the main warehouse and office complex in Seattle was short-term in nature and the configuration of this complex is not optimum. The objective of the review was to determine the size, configuration and location(s) for a distribution facility (facilities) in the Pacific Northwest to best serve our customers in the region. We completed our review and have determined the appropriate facility size and configuration. We have extended our lease on our current Seattle location through April 30, 2018 (see “Contractual Obligations and Commercial Commitments” for additional discussion) and are currently in the process of identifying and selecting the appropriate location(s) to utilize upon the expiration of the current lease.

Customers may choose either of two delivery options for the distribution of our products. Customers may elect either to have us deliver orders to their stores or warehouse locations or to pick their orders up from our distribution centers. For delivered orders, we primarily utilize the Company-operated fleet of tractors and trailers.

INDUSTRY OVERVIEW AND THE COMPANY’S OPERATING ENVIRONMENT

Competition

We compete in the wholesale grocery industry with regional and national food wholesalers such as C&S Wholesale and Supervalu Inc., as well as other local wholesalers and distributors that provide a more limited range of products and services to their customers. We also compete with many local and regional meat, produce, grocery, specialty, general food, bakery and dairy wholesalers and distributors. Our customers compete directly with vertically integrated regional and national chains. The growth or loss in market share of our customers could also impact the Company’s sales and earnings. For more information about the competition we face, please refer to “Risk Factors.”

The marketplace in which we operate continues to evolve and present challenges both to our customers and us. The continued expansion of alternative grocery and food store formats into our marketplace may present challenges for some of the retail grocery stores owned by our customers. In addition, non-traditional formats such as warehouse, supercenters, discount, drug, natural and organic, and convenience stores continue to expand their offering of products that are a core part of the conventional grocery store offering, thereby creating additional competition for our customers.

Our strategy to help our customers effectively compete in the marketplace also includes a focus on helping our customers understand consumer trends. The ongoing challenging economic climate continues to cause consumers to place a higher emphasis on lower prices. Job losses have also caused greater demographic shifts that can change the composition of consumers and their related product focus in a given marketplace. To effectively adjust to these conditions, many of our customers have focused on, among other things, enhancing their corporate brand offerings to give consumers a lower-priced alternative to nationally branded products. This includes a corporate brand health and wellness offering to satisfy consumers’ desire for products that support a healthy lifestyle but at a lower price. Differentiation strategies in specialty and ethnic products and items on the perimeter of the store such as produce, service deli, service bakery and meat categories also continue to be an important part of our strategy.

One of our initiatives is to continue our development of programs and services designed with consumers in mind. The retail store is becoming a bigger source of information for consumers about the products that are available to them. To provide this information, we are offering more in-store literature to educate consumers about the products we offer, particularly to promote value and savings through event marketing and everyday low price campaigns.

Economic Factors

During the thirty-nine weeks ended July 2, 2011, our sales declined, in part, due to the effects of low consumer confidence and high unemployment caused by the current economic climate and credit market turmoil that have negatively impacted consumer spending and resulted in consumers buying more cautiously than in previous years. Job losses have also caused greater demographic shifts that can change the composition of consumers and their related product focus in a given marketplace.

We are impacted by changes in the overall economic environment. An inflationary or deflationary economic period could impact the Company’s operating income in a variety of areas, including, but not limited to, sales, cost of sales, employee wages, benefits and workers’ compensation insurance, as well as energy and fuel costs. We typically experience significant volatility in the cost of certain commodities, the cost of ingredients for our manufactured breads and processed fluid milk, and the cost of packaged goods purchased from other manufacturers. Our pricing programs are designed to pass these costs on to our customers; however, we may not always be able to pass such changes to customers on a timely basis. Any delay may result in a less than full recovery of price increases. It is also difficult to predict the effect that possible future purchased or manufactured product cost decreases might have on our profitability. The effect of deflation in purchased or manufactured product costs would depend on the extent to which we had to lower selling prices of our products to respond to sales price competition in the market. Consequently, it is difficult for us to accurately predict the impact that inflation or deflation might have on our operations.

External factors continue to drive volatility in costs associated with fuel. Our pricing includes a fuel surcharge on product shipments to recover fuel costs over a specified index. When fuel costs differ from a specified index, pricing adjustments will be passed on to our customers. The surcharge is reviewed monthly and adjusted when appropriate.

Additionally, wage increases occur as a result of negotiated labor contracts and adjustments for non-represented employees. Wage increases primarily occur in September for negotiated labor contracts. Wage increases for non-represented employees typically occur in December. However, most non-represented employees did not receive wage increases in December 2009. Wage increases for most non-represented employees were reinstituted in January 2011, reflecting a traditional annual increase. We continually focus attention on initiatives aimed at improving business processes and managing costs.

The majority of Unified’s investments (approximately 85%) are held by two of our insurance subsidiaries, and include U.S. government and agency obligations, high quality investment grade corporate bonds, U.S. government treasury securities, U.S. state and municipal securities, and common equity securities. These investments, excluding the common equity securities, are generally not actively traded and are valued based upon inputs including quoted prices for identical or similar assets. Collectively, the estimated fair value or market value of these investments continued to exceed their cost during the thirty-nine weeks ended July 2, 2011. Approximately 11% of our investments are held by our Wholesale Distribution segment, which consists primarily of Western Family Holding Company (“Western Family”) common stock. Western Family is a private cooperative located in Oregon from which Unified purchases food and general merchandise products. Approximately 4% of our investments are held by our other support businesses and consists of an investment by the Company’s wholly-owned finance subsidiary in National Consumer Cooperative Bank (“NCB”). NCB operates as a cooperative and therefore its borrowers are required to own its Class B common stock.

The Company invests in life insurance policies (reported at cash surrender value) and various publicly-traded mutual funds (reported at estimated fair value based on quoted market prices) to fund obligations pursuant to its Executive Salary Protection Plan (see Note 7 of Notes to Consolidated Condensed Financial Statements in Item 1. “Financial Statements (Unaudited)” of this Quarterly Report on Form 10-Q for additional discussion). Life insurance and mutual fund assets with values tied to the equity markets are impacted by overall market conditions. During the thirty-nine weeks ended July 2, 2011, net earnings and net comprehensive earnings experienced an increase corresponding to the increase in life insurance and mutual fund assets, respectively.

Technology

Technological improvements have been an important part of our strategy to improve service to our customers and lower costs. As supermarket chains increase in size and alternative format grocery stores gain market share, independent grocers are further challenged to compete. Our customers benefit from our substantial investment in supply-chain technology, including improvements in our vendor management activities through new item introductions, promotions and payment support activities.

Technological improvements in our distribution systems have been an area of concentration. Over the past several years, we have continued to upgrade our warehouse and enterprise reporting systems to improve efficiencies, order fulfillment accuracy and internal management reporting capabilities. This process has been instrumental in helping drive efficiencies. We are realizing the expected improvements from each facility’s upgrade.

The Company is in the process of rolling-out a Proof of Delivery application throughout its private transportation fleet. The new mobile application is expected to improve the accuracy of the delivery process. At the heart of the application is a mobile hand-held computer that tracks the driver’s actions throughout the day. This fully electronic solution replaces the need for existing paper documents and provides real time information on service level and delivery performance.

We provide our customers with network connectivity, data exchange, and a portfolio of applications. We continue to enhance these products and services to allow the retailer to easily and efficiently strengthen their business application functionality and comply with new regulations. Most of these offerings are provided under a subscription model allowing our retailers to utilize these systems without high up-front costs. Unified’s Retail Technology team fully supports these products, eliminating the need for retail-level Information Services personnel to manage these systems. In the difficult business environment and economic conditions our retailers have been facing, this approach has been helpful in promoting their success. During fiscal 2010, we also improved cardholder security on our ReadyPay system by moving to a web-based service model that removes cardholder data access from the retailer and makes Payment Card Industry (“PCI”) compliance more easily achievable. We also completed a major rollout of PCI Personal Identification Number Encryption Devices to all required ReadyPay locations.

Sales Activities and Recent Developments

We experienced an overall net sales decrease of $10.8 million, or 1.1%, to $969.3 million for the thirteen weeks ended July 2, 2011 (the “2011 Period”) as compared to $980.1 million for the thirteen weeks ended July 3, 2010 (the “2010 Period”). Our net sales for the Wholesale Distribution segment decreased $10.0 million, or 1.0%, for the comparable 2011 and 2010 Periods due to store closures and the ongoing difficult economic conditions, partially offset by the weeks preceding Easter occurring in the third quarter of fiscal 2011 compared to the second quarter of fiscal 2010. Net sales in our Insurance segment decreased $0.8 million for the comparable thirteen-week periods.

We experienced an overall net sales decrease of $57.0 million, or 1.9%, to $2.883 billion for the thirty-nine weeks ended July 2, 2011 (the “2011 Period”) as compared to $2.940 billion for the thirty-nine weeks ended July 3, 2010 (the “2010 Period”). Our net sales for the Wholesale Distribution segment decreased $56.4 million, or 1.9%, for the comparable 2011 and 2010 Periods due to store closures and the ongoing difficult economic conditions. Net sales in our Insurance segment decreased $0.6 million for the comparable thirty-nine week periods.

On or about February 16, 2011, C&K Market, Inc. (“C&K”) informed the Company that it intended unilaterally to terminate its supply agreement with the Company (the “Supply Agreement”). The Supply Agreement would have terminated by its terms in December 2013. On April 13, 2011, the Company initiated an arbitration proceeding against C&K. On June 3, 2011, the Company and C&K entered into a Termination and Settlement Agreement (the “Settlement Agreement”) that resolved matters relating to C&K’s early termination of its Supply Agreement with the Company. Under the Settlement Agreement, C&K paid the Company $4.3 million to terminate the Supply Agreement and reimburse the Company for attorneys’ fees incurred. The Company incurred $0.9 million in costs related to the termination of the C&K Supply Agreement. The net amount of $3.4 million was realized in the third quarter of fiscal 2011 (the “C&K Settlement”).

C&K is a Member currently included in our top ten customer and Member net sales. C&K ceased purchasing from Unified during May 2011. For the fifty-two week period from April 3, 2010 to April 2, 2011 (the most recent twelve-month period prior to ceasing sales), C&K represented $144.9 million, or 3.7% of total net sales.

RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the consolidated condensed financial statements and notes to the consolidated condensed financial statements, specifically Note 4 to “Notes to Consolidated Condensed Financial Statements,” “Segment Information,” included elsewhere in this report. Certain statements in the following discussion are not historical in nature and should be considered to be forward-looking statements that are inherently uncertain.

The following table sets forth selected consolidated financial data of Unified expressed as a percentage of net sales for the periods indicated and the percentage increase or decrease in such items over the prior year period.

	Thirteen Weeks Ended		% Change Thirteen Weeks	Thirty-Nine Weeks Ended		% Change Thirty-Nine Weeks
Fiscal Period Ended	July 2, 2011	July 3, 2010		July 2, 2011	July 3, 2010
Net sales	100.0%	100.0%	(1.1)%	100.0%	100.0%	(1.9)%
Cost of sales	91.1	91.0	(1.0)	91.1	91.0	(1.9)
Distribution, selling and administrative expenses	7.6	8.0	(6.1)	7.9	8.0	(3.0)
Operating income	1.3	1.0	32.9	1.0	1.0	(1.5)
Interest expense	(0.3)	(0.3)	5.0	(0.3)	(0.3)	7.9
Estimated patronage dividends	(0.8)	(0.3)	128.2	(0.4)	(0.3)	26.5
Income taxes	(0.1)	(0.2)	(74.3)	(0.1)	(0.2)	(44.7)
Net earnings	0.1%	0.2%	(9.5)%	0.2%	0.2%	(12.0)%

THIRTEEN WEEK PERIOD ENDED JULY 2, 2011 (“2011 PERIOD”) COMPARED TO THE THIRTEEN WEEK PERIOD ENDED JULY 3, 2010 (“2010 PERIOD”)

Overview of the 2011 Period.    Our consolidated operating income increased $3.1 million to $12.6 million in the 2011 Period compared to $9.5 million in the 2010 Period.

The overall increase in operating income is summarized in our operating segments and other business activities as follows:

•

Wholesale Distribution Segment:    The Wholesale Distribution segment’s operating income increased $3.9 million to $12.2 million in the 2011 Period compared to $8.3 million in the 2010 Period. This increase in earnings was primarily due to the C&K Settlement and a decline in distribution, selling and administrative expenses, partially offset by a decline in net sales.

•

Insurance Segment:    Operating income decreased $0.8 million in our Insurance segment to $0.4 million in the 2011 Period compared to $1.2 million in the 2010 Period. This decrease was primarily due to a reduction in both workers’ compensation premium revenue and investment income.

•	All Other: Operating income was insignificant for the 2011 and 2010 Periods. All Other business activities primarily consist of activities conducted through our finance subsidiary.

The following tables summarize the performance of each business segment for the 2011 and 2010 Periods.

Wholesale Distribution Segment

(dollars in thousands)

	Thirteen Weeks Ended July 2, 2011		Thirteen Weeks Ended July 3, 2010
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales	$966,486	—	$976,449	—	$(9,963)
Inter-segment eliminations	—	—	—	—	—

Net sales	966,486	100.0%	976,449	100.0%	(9,963)
Cost of sales	882,560	91.3	891,693	91.3	(9,133)
Distribution, selling and administrative expenses	71,723	7.4	76,493	7.8	(4,770)

Operating income	$12,203	1.3%	$8,263	0.9%	$3,940

Insurance Segment

(dollars in thousands)

	Thirteen Weeks Ended July 2, 2011		Thirteen Weeks Ended July 3, 2010
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales – premiums earned and investment income	$5,879	—	$6,752	—	$(873)
Inter-segment eliminations	(3,213)	—	(3,263)	—	50

Net sales – premiums earned and investment income	2,666	100.0%	3,489	100.0%	(823)
Cost of sales – underwriting expenses	468	17.6	452	13.0	16
Selling and administrative expenses	1,814	68.0	1,858	53.3	(44)

Operating income (loss)	$384	14.4%	$1,179	33.7%	$(795)

All Other

(dollars in thousands)

	Thirteen Weeks Ended July 2, 2011		Thirteen Weeks Ended July 3, 2010
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales	$250	—	$247	—	$3
Inter-segment eliminations	(61)	—	(64)	—	3

Net sales	189	100.0%	183	100.0%	6
Selling and administrative expenses	208	110.1	170	92.9	38

Operating (loss) income	$(19)	(10.1)%	$13	7.1%	$(32)

Net sales.    Consolidated net sales decreased $10.8 million, or 1.1%, to $969.3 million in the 2011 Period compared to $980.1 million for the 2010 Period. Factors impacting net sales are as follows:

•

Wholesale Distribution Segment:    Wholesale Distribution net sales decreased $10.0 million to $966.5 million in the 2011 Period compared to $976.5 million for the 2010 Period. Significant components of this decrease are summarized below.

Continuing Customers

•

Net sales to customers that continued to purchase from Unified, exclusive of store closures (see “Store Closures” below), increased by approximately $26.0 million. This includes an increase of approximately $7 million due to the weeks preceding Easter occurring in the third quarter of fiscal 2011 compared to the second quarter of fiscal 2010.

New Customers

•	During the 2011 Period, we began supplying new customers and customers that were previously served by competitors, resulting in a $2.9 million increase in net sales.

Discontinued Customers

•

Sales in the 2010 Period, net of sales in the 2011 Period, to customers that discontinued business with us and began purchasing their products from competitors were $20.4 million. This amount includes $20.0 million related to C&K.

Store Closures

•	Net sales to customers in the 2010 Period that were non-recurring due to store closures were $18.5 million.

•

Insurance Segment:    Net sales, consisting principally of premium revenues and investment income, decreased $0.8 million to $2.7 million in the 2011 Period compared to $3.5 million for the 2010 Period. The decrease is primarily due to a reduction in workers’ compensation premium revenue and lower investment income.

•	All Other: Net sales were consistent at $0.1 million in the 2011 and 2010 Periods.

Cost of sales (including underwriting expenses).    Consolidated cost of sales was $883.0 million for the 2011 Period and $892.1 million for the 2010 Period and comprised 91.1% and 91.0% of consolidated net sales for the 2011 and 2010 Periods, respectively. Factors impacting cost of sales are as follows:

•

Wholesale Distribution Segment:    Cost of sales decreased by $9.1 million to $882.6 million in the 2011 Period compared to $891.7 million in the 2010 Period. As a percentage of Wholesale Distribution net sales, cost of sales was 91.3% for both the 2011 and 2010 Periods.

•	The change in product and customer sales mix resulted in a 0.2% increase in cost of sales as a percent of Wholesale Distribution net sales in the 2011 Period compared to the 2010 Period.

•

Vendor related activity contributed to a 0.2% decrease in cost of sales as a percent of Wholesale Distribution net sales in the 2011 Period compared to the 2010 Period. This change was primarily driven by an increase in inventory holding gains (realized upon sale) due to vendor price increases as well as changes in vendor marketing activity.

•

Insurance Segment:    Cost of sales primarily consists of claims loss and loss adjustment expenses, underwriting expenses, commissions, premium taxes and regulatory fees. Cost of sales remained consistent at $0.4 million in the 2011 and 2010 Periods. The cost of insurance and the adequacy of loss reserves are impacted by actuarial estimates based on a detailed analysis of health care cost trends, claims history, demographics and industry trends. As a result, the amount of loss reserves and future expenses is significantly affected by these variables and may significantly change, depending on the cost of providing benefits and the results of further legislative action. See additional discussion related to insurance reserves under “Risk Factors – Our insurance reserves may be inadequate if unexpected losses occur.”

Distribution, selling and administrative expenses.    Consolidated distribution, selling and administrative expenses were $73.7 million in the 2011 Period compared to $78.5 million in the 2010 Period, reflecting a decrease of $4.8 million, and comprised 7.6% and 8.0% of net sales for the 2011 and 2010 Periods, respectively. Factors impacting distribution, selling and administrative expenses are as follows:

•

Wholesale Distribution Segment:    Distribution, selling and administrative expenses decreased $4.7 million to $71.7 million in the 2011 Period compared to $76.4 million in the 2010 Period, and comprised 7.4% and 7.8% of Wholesale Distribution net sales for the 2011 and 2010 Periods, respectively.

•

C&K Settlement:    During the 2011 Period, distribution, selling and administrative expenses decreased $3.4 million, or 0.4% as a percent of Wholesale Distribution net sales, resulting from the C&K Settlement.

•

Insurance Expense (other than Workers’ Compensation):    During the 2011 Period, we experienced net insurance expense decreases of $1.4 million, or 0.1% as a percent of Wholesale Distribution net sales. This decrease is primarily due to the improvement in the cash surrender value of our life insurance policy assets, which are held in a rabbi trust to support post-termination retirement benefits and are not available for general corporate purposes. The changes in our policy assets are a result of changes in the fair value of the underlying securities, which are highly concentrated in U.S. equity markets and priced based on readily determinable market values.

•

Fuel Expense:    During the 2011 Period, we experienced diesel fuel expense increases of $0.8 million, or 0.1% as a percent of Wholesale Distribution net sales. This increase is primarily due to the rising cost of oil.

•

Other Expense Changes:    General expenses decreased $0.7 million due primarily to the Company’s continued focus on cost containment, but did not change as a percent of Wholesale Distribution net sales due to the leveraging effect of reduced sales.

•	Insurance Segment: Selling and administrative expenses for the Insurance segment were $1.8 million and $1.9 million in the 2011 and 2010 Periods, respectively.

•	All Other: Selling and administrative expenses for our All Other business activities were $0.2 million in both the 2011 and 2010 Periods.

Interest.    Interest expense increased $0.2 million to $3.1 million in the 2011 Period compared to $2.9 million in the 2010 Period and comprised 0.3% of consolidated net sales for both the 2011 and 2010 Periods. Factors impacting interest expense are as follows:

•	Interest expense on our primary debt instruments (as described below) increased $0.2 million to $2.8 million in the 2011 Period compared to $2.6 million in the 2010 Period.

•

Weighted Average Borrowings:    Interest expense increased $0.3 million from the 2010 Period as a result of higher outstanding debt. Weighted average borrowings increased by $27.5 million primarily due to increased inventory levels during the 2011 Period.

•

Interest Rates:    Interest expense decreased $0.1 million from the 2010 Period due to a decrease in our effective borrowing rate. Our effective borrowing rate for the combined primary debt, made up of the revolving lines of credit for Unified and GCC, and senior secured notes, was 4.3% and 4.5% for the 2011 and 2010 Periods, respectively. The rate decrease was due to a lower proportion of the senior secured notes in the primary debt, partially offset by a higher effective rate on the new revolving line of credit. On October 8, 2010, the Company entered into a new revolving credit agreement with Wells Fargo Bank, National Association, as Administrative Agent (see “Outstanding Debt and Other Financing Arrangements” and the Company’s Current Report on Form 8-K filed on October 13, 2010 for additional information).

Borrowings on our revolving credit agreement are subject to market rate fluctuations. A 25 basis point change in the market rate of interest over the period would have resulted in a $0.1 million increase or decrease in corresponding interest expense.

•	Interest expense on our other debt instruments was $0.3 million for both the 2011 and 2010 Periods.

Estimated patronage dividends.    Estimated patronage dividends for the 2011 Period were $7.8 million, compared to estimated patronage dividends of $3.5 million in the 2010 Period. Patronage dividends for the 2011 and 2010 Periods consisted of the patronage activities from the Company’s three patronage earnings divisions: the California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. For the 2011 and 2010 Periods, respectively, the Company had patronage earnings of $2.5 million and $3.0 million in the California Dairy Division, $0.3 million and $0.4 million in the Pacific Northwest Dairy Division and patronage earnings of $5.0 million and $0.1 million in the Cooperative Division. The increase in the Cooperative Division patronage earnings for the 2011 Period was primarily due to the C&K Settlement and lower distribution, selling and administrative expenses, partially offset by lower sales. Patronage dividends generated by the Cooperative Division are distributed annually, historically in cash, Class B and Class E Shares (see Part I, Item 1. “Business – Patronage Dividends” of the Company’s Annual Report on Form 10-K for the year ended October 2, 2010 for additional information), while patronage dividends generated by the dairy divisions are paid quarterly (historically in cash).

Income taxes.    The Company’s effective income tax rate was 28.4% for the 2011 Period compared to 58.3% for the 2010 Period. The lower rate for the 2011 Period is due to favorable returns on the Company’s corporate-owned life insurance policies. Gains and losses in the value of corporate-owned life insurance are included in net earnings, but are not subject to income taxes.

THIRTY-NINE WEEK PERIOD ENDED JULY 2, 2011 (“2011 PERIOD”) COMPARED TO THE THIRTY-NINE WEEK PERIOD ENDED JULY 3, 2010 (“2010 PERIOD”)

Overview of the 2011 Period.    Our consolidated operating income decreased $0.5 million to $30.4 million in the 2011 Period compared to $30.9 million in the 2010 Period.

The overall decrease in operating income is summarized in our operating segments and other business activities as follows:

•

Wholesale Distribution Segment:    The Wholesale Distribution segment’s operating income decreased $1.9 million to $27.4 million in the 2011 Period compared to $29.3 million in the 2010 Period. This decrease in earnings was primarily due to the decline in net sales, partially offset by a decline in distribution, selling and administrative expenses.

•

Insurance Segment:    Operating income increased $1.4 million in our Insurance segment to $3.0 million in the 2011 Period compared to $1.6 million in the 2010 Period. This improvement was primarily due to recording an estimated reserve for a customer’s fire-related claims loss in the 2010 Period and higher realized gains from the sale of investments in the 2011 Period, partially offset by a reduction in workers’ compensation premium revenue.

•	All Other: Operating income was insignificant for the 2011 and 2010 Periods. All Other business activities primarily consist of activities conducted through our finance subsidiary.

The following tables summarize the performance of each business segment for the 2011 and 2010 Periods.

Wholesale Distribution Segment

(dollars in thousands)

	Thirty-Nine Weeks Ended July 2, 2011		Thirty-Nine Weeks Ended July 3, 2010
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales	$2,872,181	—	$2,928,602	—	$(56,421)
Inter-segment eliminations	—	—	—	—	—

Net sales	2,872,181	100.0%	2,928,602	100.0%	(56,421)
Cost of sales	2,623,879	91.4	2,671,190	91.2	(47,311)
Distribution, selling and administrative expenses	220,923	7.7	228,199	7.8	(7,276)

Operating income	$27,379	0.9%	$29,213	1.0%	$(1,834)

Insurance Segment

(dollars in thousands)

	Thirty-Nine Weeks Ended July 2, 2011		Thirty-Nine Weeks Ended July 3, 2010
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales – premiums earned and investment income	$19,458	—	$20,555	—	$(1,097)
Inter-segment eliminations	(9,588)	—	(10,042)	—	454

Net sales – premiums earned and investment income	9,870	100.0%	10,513	100.0%	(643)
Cost of sales – underwriting expenses	1,331	13.5	3,673	35.0	(2,342)
Selling and administrative expenses	5,478	55.5	5,198	49.4	280

Operating income	$3,061	31.0%	$1,642	15.6%	$1,419

All Other

(dollars in thousands)

	Thirty-Nine Weeks Ended July 2, 2011		Thirty-Nine Weeks Ended July 3, 2010
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales	$729	—	$724	—	$5
Inter-segment eliminations	(185)	—	(209)	—	24

Net sales	544	100.0%	515	100.0%	29
Selling and administrative expenses	583	107.2	506	98.3	77

Operating loss	$(39)	(7.2)%	$9	1.7%	$(48)

Net sales.    Consolidated net sales decreased $57.0 million, or 1.9%, to $2.883 billion in the 2011 Period compared to $2.940 billion for the 2010 Period. Factors impacting net sales are as follows:

•

Wholesale Distribution Segment:    Wholesale Distribution net sales decreased $56.4 million to $2.872 billion in the 2011 Period compared to $2.929 billion for the 2010 Period. Significant components of this decrease are summarized below.

Continuing Customers

•	Net sales to customers that continued to purchase from Unified, exclusive of store closures (see “Store Closures” below), increased by approximately $15.7 million.

New Customers

•	During the 2011 Period, we began supplying new customers and customers that were previously served by competitors, resulting in a $10.2 million increase in net sales.

Discontinued Customers

•

Sales in the 2010 Period, net of sales in the 2011 Period, to customers that discontinued business with us and began purchasing their products from competitors were $25.8 million. This amount includes $25.1 million related to C&K.

Store Closures

•	Net sales to customers in the 2010 Period that were non-recurring due to store closures were $56.5 million.

•

Insurance Segment:    Net sales, consisting principally of premium revenues and investment income, decreased $0.6 million to $9.9 million in the 2011 Period compared to $10.5 million for the 2010 Period. The decrease is primarily due to a reduction in workers’ compensation premium revenue partially offset by an increase in gains realized from the sale of investments.

•	All Other: Net sales were consistent at $0.5 million in the 2011 and 2010 Periods.

Cost of sales (including underwriting expenses).    Consolidated cost of sales was $2.625 billion for the 2011 Period and $2.675 billion for the 2010 Period and comprised 91.1% and 91.0% of consolidated net sales for the 2011 and 2010 Periods, respectively. Factors impacting cost of sales are as follows:

•

Wholesale Distribution Segment:    Cost of sales decreased by $47.3 million to $2.624 billion in the 2011 Period compared to $2.671 billion in the 2010 Period. As a percentage of Wholesale Distribution net sales, cost of sales was 91.4% and 91.2% for the 2011 and 2010 Periods, respectively.

•	The change in product and customer sales mix resulted in a 0.3% increase in cost of sales as a percent of Wholesale Distribution net sales in the 2011 Period compared to the 2010 Period.

•

Vendor related activity contributed to a 0.1% decrease in cost of sales as a percent of Wholesale Distribution net sales in the 2011 Period compared to the 2010 Period. This change was primarily driven by an increase in inventory holding gains (realized upon sale) due to vendor price increases as well as changes in vendor marketing activity.

•

Insurance Segment:    Cost of sales primarily consists of claims loss and loss adjustment expenses, underwriting expenses, commissions, premium taxes and regulatory fees. Cost of sales decreased $2.4 million from $3.7 million in the 2010 Period to $1.3 million in the 2011 Period. The decrease is primarily due to an increase in reserves in the 2010 Period for an insurance claim by a customer related to a fire loss estimated at $1.2 million and reduced exposure to claims losses resulting from the decline in premium revenue in the 2011 Period (see “Net sales – Insurance Segment”). The cost of insurance and the adequacy of loss reserves are impacted by actuarial estimates based on a detailed analysis of health care cost trends, claims history, demographics and industry trends. As a result, the amount of loss reserves and future expenses is significantly affected by these variables and may significantly change, depending on the cost of providing benefits and the results of further legislative action. See additional discussion related to insurance reserves under “Risk Factors – Our insurance reserves may be inadequate if unexpected losses occur.”

Distribution, selling and administrative expenses.    Consolidated distribution, selling and administrative expenses were $227.0 million in the 2011 Period compared to $233.9 million in the 2010 Period, reflecting a decrease of $6.9 million, and comprised 7.9% and 8.0% of net sales for the 2011 and 2010 Periods, respectively. Factors impacting distribution, selling and administrative expenses are as follows:

•

Wholesale Distribution Segment:    Distribution, selling and administrative expenses decreased $7.3 million to $220.9 million in the 2011 Period compared to $228.2 million in the 2010 Period, and comprised 7.7% and 7.8% of Wholesale Distribution net sales for the 2011 and 2010 Periods, respectively.

•

C&K Settlement:    During the 2011 Period, distribution, selling and administrative expenses decreased $3.4 million, or 0.1% as a percent of Wholesale Distribution net sales, resulting from the C&K Settlement.

•

Insurance Expense (other than Workers’ Compensation):    During the 2011 Period, we experienced net insurance expense decreases of $2.2 million, or 0.1% as a percent of Wholesale Distribution net sales. This decrease is primarily due to the improvement in the cash surrender value of our life insurance policy assets, which are held in a rabbi trust to support post-termination retirement benefits and are not available for general corporate purposes. The changes in our policy assets are a result of changes in the fair value of the underlying securities, which are highly concentrated in U.S. equity markets and priced based on readily determinable market values.

•

Fuel Expense:    During the 2011 Period, we experienced diesel fuel expense increases of $1.6 million, or 0.1% as a percent of Wholesale Distribution net sales. This increase is primarily due to the rising cost of oil.

•

Non-Union Medical Benefits:    During the 2011 Period, we experienced expense increases of $1.5 million, or 0.1% as a percent of Wholesale Distribution net sales, primarily due to the increased cost of medical benefits.

•	Other Expense Changes: General expenses decreased $4.8 million, or 0.1% as a percent of Wholesale Distribution net sales, due primarily to the Company’s continued focus on cost containment.

•	Insurance Segment: Selling and administrative expenses for the Insurance segment were $5.5 million and $5.2 million in the 2011 and 2010 Periods, respectively.

•	All Other: Selling and administrative expenses for our All Other business activities were $0.6 million and $0.5 million in the 2011 Period and 2010 Period, respectively.

Interest.    Interest expense increased $0.7 million to $9.4 million in the 2011 Period compared to $8.7 million in the 2010 Period and comprised 0.3% of consolidated net sales for both the 2011 and 2010 Periods. Factors impacting interest expense are as follows:

•	Interest expense on our primary debt instruments (as described below) increased $0.8 million to $8.6 million in the 2011 Period compared to $7.8 million in the 2010 Period.

•

Weighted Average Borrowings:    Interest expense increased $0.4 million from the 2010 Period as a result of higher outstanding debt. Weighted average borrowings increased by $11.7 million primarily due to increased inventory levels during the thirty-nine week 2011 Period.

•

Interest Rates:    Interest expense increased $0.4 million from the 2010 Period due to an increase in our effective borrowing rate. Our effective borrowing rate for the combined primary debt, made up of the revolving lines of credit for Unified and GCC, and senior secured notes, was 4.5% and 4.2% for the 2011 and 2010 Periods, respectively. The rate increase was due to a higher effective rate on the new revolving line of credit. On October 8, 2010, the Company entered into a new revolving credit agreement with Wells Fargo Bank, National Association, as Administrative Agent (see “Outstanding Debt and Other Financing Arrangements” and the Company’s Current Report on Form 8-K filed on October 13, 2010 for additional information).

Borrowings on our revolving credit agreement are subject to market rate fluctuations. A 25 basis point change in the market rate of interest over the period would have resulted in a $0.3 million increase or decrease in corresponding interest expense.

•	Interest expense on our other debt instruments was $0.8 million for the 2011 Period and $0.9 million for the 2010 Period.

Estimated patronage dividends.    Estimated patronage dividends for the 2011 Period were $10.9 million, compared to $8.6 million in the 2010 Period. Patronage dividends for the 2011 and 2010 Periods consisted of the patronage earnings from the Company’s three patronage earnings divisions: the California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. For the 2011 and 2010 Periods, respectively, the Company had patronage earnings of $8.2 million and $8.9 million in the California Dairy Division, resulting from decreased sales volume, $1.1 million and $1.2 million in the Pacific Northwest Dairy Division and patronage earnings of $1.6 million and patronage losses of $1.5 million in the Cooperative Division. The increase in the Cooperative Division patronage earnings for the 2011 Period was primarily due to the C&K Settlement and lower distribution, selling and administrative expenses, partially offset by lower sales. Patronage dividends generated by the Cooperative Division are distributed annually, historically in cash, Class B and Class E Shares (see Part I, Item 1. “Business – Patronage Dividends” of the Company’s Annual Report on Form 10-K for the year ended October 2, 2010 for additional information), while patronage dividends generated by the dairy divisions are paid quarterly (historically in cash).

Income taxes.    The Company’s effective income tax rate was 30.1% for the 2011 Period compared to 40.7% for the 2010 Period. The lower rate for the 2011 Period is due to favorable returns on the Company’s corporate-owned life insurance policies. Gains and losses in the value of corporate-owned life insurance are included in net earnings, but are not subject to income taxes.

LIQUIDITY AND CAPITAL RESOURCES

The Company finances its capital needs through a combination of internal and external sources. These sources include cash flows from operations, Member capital and other Member investments, bank borrowings, various types of long-term debt and lease financing. The Company believes that the combination of cash flows from operations, current cash balances, and available lines of credit will be sufficient to service its debt, redeem Members’ capital shares, make income tax payments and meet its anticipated needs for working capital and capital expenditures through at least the next five fiscal years.

CASH FLOW

The Company generated positive cash flow from operating activities during the thirty-nine week 2011 Period. Cash from operations was used for investing and financing activities, including redemption of Members’ capital shares and investing in the Company’s infrastructure. The Company also reinvested proceeds from maturing investments.

As a result of these activities, net cash, consisting of cash and cash equivalents, increased by $4.1 million to $10.0 million for the thirty-nine week 2011 Period ended July 2, 2011 compared to $5.9 million as of the fiscal year ended October 2, 2010.

The following table summarizes the impact of operating, investing and financing activities on the Company’s cash flows for the thirty-nine week 2011 and 2010 Periods:

(dollars in thousands)
Summary of Net Increase in Total Cash	2011	2010	Difference
Cash provided by operating activities	$21,349	$26,575	$(5,226)
Cash utilized by investing activities	(11,120)	(11,306)	186
Cash utilized by financing activities	(6,089)	(14,800)	8,711

Total increase in cash	$4,140	$469	$3,671

Net cash flows from operating, investing and financing activities increased by $3.6 million to an increase of $4.1 million in cash for the 2011 Period compared to an increase of $0.5 million in cash for the 2010 Period. The increase in net cash flow for the 2011 Period consisted of cash provided from operating activities of $21.3 million, offset by cash used in investing activities of $11.1 million and financing activities of $6.1 million. The primary factors contributing to the changes in cash flow are discussed below. At July 2, 2011 and October 2, 2010, working capital was $202.5 million and $194.2 million, respectively, and the current ratio was 1.8 and 1.7, respectively.

Operating Activities:    Net cash provided by operating activities decreased by $5.3 million to $21.3 million provided in the 2011 Period compared to $26.6 million provided in the 2010 Period. The decrease in cash provided by operating activities compared to the 2010 Period was attributable to (1) a decrease between the periods in net cash flows related to inventories of $23.6 million, primarily in order for the Company to take advantage of certain favorable buying opportunities, (2) an increase in cash used to fund pension plan contributions of $2.6 million, (3) an increase between the periods in cash used to pay accounts payable and accrued liabilities of $4.7 million, and (4) net cash used by other operating activities of $3.2 million. The foregoing decreases of $34.1 million in cash provided were partially offset by (1) a decrease between the periods of $23.9 million in accounts receivable, (2) a decrease between the periods related to the payment of prepaid expenses of $3.3 million, and (3) an increase in long-term liabilities between the periods of $1.6 million primarily attributable to an increase in pension and postretirement liabilities.

Investing Activities:    Net cash utilized by investing activities decreased by $0.2 million to $11.1 million for the 2011 Period compared to $11.3 million in the 2010 Period. The decrease in cash utilized by investing activities during the 2011 Period as compared to the 2010 Period was due mainly to (1) a decrease in net notes receivable activities of $3.2 million, reflecting normal fluctuation in loan activity to Members for their inventory and equipment financing and (2) a decrease of $5.7 million in net investment activities by the Company’s insurance subsidiaries, consisting of the purchase and sale of securities to replace maturing investments in their portfolios. The foregoing decreases of $8.9 million in cash used were offset by (1) an increase in other assets of $6.8 million, primarily related to the change in value between the periods of the Company’s mutual fund and life insurance policy assets and (2) an increase in capital expenditures between the periods of $1.9 million. Spending on investing activities is expected to be funded by existing cash balances, cash generated from operations or additional borrowings.

Financing Activities:    Net cash utilized by financing activities was $6.1 million for the 2011 Period compared to $14.8 million in the 2010 Period. The net decrease of $8.7 million in cash utilized by financing activities for the 2011 Period as compared to the 2010 Period was due primarily to a decrease in cash utilized of $9.5 million related to changes in the Company’s long-term and short-term notes payable and deferred financing fees. See “Outstanding Debt and Other Financing Arrangements” for further discussion regarding the Company’s credit facilities and financing arrangements. The decrease in cash utilized by debt financing activities was partially offset by increased cash utilized by Member investment and share activity of $0.8 million. Future cash used by financing activities to meet capital spending requirements is expected to be funded by the Company’s continuing operating cash flow or additional borrowings.

Off-Balance Sheet Arrangements

As of the date of this report, the Company does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

During the Company’s first fiscal quarter ended January 1, 2011, we extended the lease agreement for our main warehouse and office complex in Seattle to April 2018. The lease agreement includes rent increases on an annual basis. The Company may terminate the lease agreement during the last two (2) years by providing notice, which will become effective twenty-four (24) months after receipt by the landlord.

Other than the items disclosed in the preceding paragraph and in “Outstanding Debt and Other Financing Arrangements” herein, there have been no material changes in the Company’s contractual obligations and commercial commitments outside the ordinary course of the Company’s business during the thirty-nine week period ended July 2, 2011. See “Contractual Obligations and Commercial Commitments” discussed in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended October 2, 2010 for additional information.

OUTSTANDING DEBT AND OTHER FINANCING ARRANGEMENTS

Credit Facilities

Secured Revolving Credit Agreement

On October 8, 2010, the Company entered into a Credit Agreement (the “Agreement”), among the Company, the lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent. The Agreement replaced the Company’s existing Credit Agreement, with substantially the same parties, terms and conditions.

The Agreement provides for a revolving credit facility with total commitments in the principal amount of $275 million. Borrowings under the Agreement may be made as revolving loans, swing line loans or letters of credit. The aggregate commitments under the Agreement may be increased from time to time, either through any of the existing lenders increasing its commitment or by means of the addition of new lenders, up to a maximum commitment of $400 million. While the consent of the lenders as a group is not required to any such increase, no individual lender is required to increase its own commitment to the Agreement. The Agreement expires on October 8, 2015, and is intended to refinance existing indebtedness, to finance capital expenditures, to finance working capital needs, to finance certain acquisitions and for general corporate purposes.

The Company’s obligations under the Agreement are guaranteed by certain of the Company’s subsidiaries, excluding its finance and insurance subsidiaries, and are secured by grants of security interests in the accounts receivable and inventory (subject to exceptions) of the Company and certain of its subsidiaries. The obligations are also senior to the rights of Members with respect to partially subordinated patrons’ deposit accounts and patronage dividend certificates, if any.

The Agreement provides for loans which bear interest at either the Base Rate or the Eurodollar Rate, in each case plus a margin based upon the Consolidated Total Funded Debt (as defined in the Agreement) to earnings before interest, taxes, depreciation, amortization and patronage dividends (“EBITDAP”) Ratio. Eurodollar Rate Loans will bear interest margins (and letters of credit issued under the Agreement will bear letter of credit fees) of between 1.00% per annum and 2.00% per annum, based upon the Consolidated Total Funded Debt to EBITDAP Ratio of the Company. Base Rate Loans will bear interest margins of between 0.00% per annum and 1.00% per annum, dependent upon the Company’s Consolidated Total Funded Debt to EBITDAP Ratio. Undrawn portions of the commitments under the Agreement bear commitment fees at rates of between 0.20% per annum and 0.30% per annum, also dependent upon the Company’s Consolidated Total Funded Debt to EBITDAP Ratio.

The Company’s outstanding borrowings under the Agreement increased to $112.6 million at July 2, 2011 (Eurodollar and Base Rate Loans at a blended average rate of 1.85% per annum) from $105.3 million at October 2, 2010 (Base Rate Loans only at 3.25% per annum) under its previous revolving Credit Agreement (see related discussion regarding our interest expense in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the thirty-nine week period ended July 2, 2011), with access to approximately $161.4 million of additional capital available under the Agreement (based on the amounts indicated above) to fund the Company’s continuing operations and capital spending requirements for the foreseeable future.

Senior Secured Notes

At July 2, 2011 and October 2, 2010, respectively, the Company had a total of $109.3 million and $111.0 million outstanding in senior secured notes to certain insurance companies and pension funds (referred to collectively as “John Hancock Life Insurance Company” or “Hancock”) under a note purchase agreement dated September 29, 1999 (as amended, the “Senior Note Agreement”) as amended and restated effective January 6, 2006 and further amended on November 3, 2009. See “Outstanding Debt and Other Financing Arrangements – Senior Secured Notes” discussed in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended October 2, 2010 for additional information.

Member Financing Arrangement

As discussed in Note 7 “Notes Payable” of “Notes to Consolidated Financial Statements” in Part II, Item 8. “Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for the year ended October 2, 2010, the Company’s wholly-owned finance subsidiary, Grocers Capital Company (“GCC”), on September 24, 2010, entered into a Loan and Security Agreement (the “GCC Loan Agreement”), by and among GCC, the lenders signatory thereto, and California Bank & Trust, as Arranger and Administrative Agent (the “Agent”). The GCC Loan Agreement provides for a revolving credit facility with total commitments in the principal amount of $15 million. Borrowings under the GCC Loan Agreement may not exceed 80% of GCC’s eligible notes receivable (certain notes receivable restricted to 50%), less any reserves as may be established by the Agent. The GCC Loan Agreement matures on September 24, 2013, and the proceeds therefrom will be used to fund loans to the Company’s customers and to be used for the general corporate purposes of GCC, including customary financing and operating activities.

The GCC Loan Agreement provides for revolving loans and term loans. At the election of GCC, revolving loans shall bear interest at either the LIBOR Rate or the Base Rate, and term loans shall bear interest at either the LIBOR/Swap Rate or the Base Rate, in each case plus an interest rate margin. The interest rate margin for LIBOR Rate loans is 3.00% per annum. The interest rate margin for Base Rate loans is 0.75% per annum. The interest rate margin for LIBOR/Swap Rate loans is 3.25% per annum. Notwithstanding the foregoing, all loans will be subject to daily interest rate floors. For term loans that bear interest at a LIBOR/Swap Rate, the daily minimum rate is based on a 5.75% per annum rate. For all other loans, the daily minimum rate is based on a 4.00% per annum rate. Undrawn portions of the commitments under the GCC Loan Agreement bear commitment fees at the rate of 0.25% per annum. GCC had revolving loan borrowings of $10.0 million and $11.0 million, both bearing an interest rate of 4.00% (3.25% prime plus 0.75% interest rate margin), outstanding at July 2, 2011 and October 2, 2010, respectively. There were no term loan borrowings outstanding at July 2, 2011 and October 2, 2010.

Other than the foregoing discussion, there have been no material changes in the Company’s outstanding debt and other financing arrangements outside the ordinary course of the Company’s business during the thirty-nine week period ended July 2, 2011. See “Outstanding Debt and Other Financing Arrangements” discussed in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended October 2, 2010 for additional information.

MEMBER INVESTMENTS AND PATRONAGE DIVIDENDS

Members are required to meet specific capitalization requirements, which include capital stock ownership and may include required cash deposits (“Required Deposits”). Customers who purchase less than $1 million annually from the Company would not generally be considered for membership, while customers who purchase over $3 million annually are typically required to become Members. The capitalization and purchase requirements may be modified at the discretion of the Company’s Board. Member and Non-Member customers may be required to provide a non-subordinated credit deposit in order to purchase products on credit terms established by the Company.

The Company exchanges its Class A Shares and Class B Shares with its Members at a price that is based on a formula and is approved by the Board (“Exchange Value Per Share”). Prior to September 30, 2006, the Company computed the Exchange Value Per Share of the Class A and Class B Shares as Book Value divided by the number of Class A and Class B Shares outstanding at the end of the fiscal year. Book Value was computed based on the sum of the fiscal year end balances of Class A and Class B Shares, plus retained earnings, plus (less) accumulated other comprehensive earnings (loss). Commencing September 30, 2006, the Company modified its Exchange Value Per Share computation to exclude accumulated other comprehensive earnings (loss) from Book Value. At the Company’s annual meeting of shareholders held on February 23, 2010, the shareholders authorized the Board, in its sole discretion, to retain a portion of the Company’s annual earnings from its non-patronage business and not allocate those earnings to the Exchange Value. Additionally, the Company modified its Exchange Value Per Share computation, effective for fiscal year-end 2010, to also exclude from Book Value non-allocated retained earnings (loss) and the redemption value of unredeemed shares tendered for redemption, and to exclude the number of shares tendered for redemption from the outstanding number of Class A and Class B Shares. See Part I, Item 1. “Business – Capital Shares” of the Company’s Annual Report on Form 10-K for the year ended October 2, 2010 for additional information. Additionally, see “OFFERING OF CLASS A SHARES, CLASS B SHARES AND CLASS E SHARES – Exchange Value Per Share” of the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form S-1 filed on January 12, 2011, with respect to the Company’s offering of Class A Shares, Class B Shares and Class E Shares for further information.

Unified requires each Member to own such number of Class A Shares as may be established by the Board. Unified currently requires each Member to own 350 Class A Shares. In addition, Unified currently requires each Member to own such amount of Class B Shares as may be established by the Board. This requirement to own Class B Shares is referred to as the “Class B Share requirement”. See Part I, Item 1. “Business – Capital Shares” of the Company’s Annual Report on Form 10-K for the year ended October 2, 2010 for additional information. Additionally, see “OFFERING OF CLASS A SHARES, CLASS B SHARES AND CLASS E SHARES” of the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form S-1 filed on January 12, 2011, with respect to the Company’s offering of Class A Shares, Class B Shares and Class E Shares for further information.

Members may also maintain deposits with Unified in excess of Required Deposit amounts (“Excess Deposits”). The Company does not pay interest on the Required Deposit amounts. However, the Company currently pays interest at the prime rate for any cash deposits in excess of the Member’s Required Deposit amount. See “Member Investments and Patronage Dividends” discussed in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended October 2, 2010 for additional information. Additionally, see “DESCRIPTION OF DEPOSIT ACCOUNTS – General,” “DESCRIPTION OF DEPOSIT ACCOUNTS – Patronage Dividends and Tax Matters” and “DESCRIPTION OF DEPOSIT ACCOUNTS – Subordination” included in the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form S-1 filed on January 12, 2011, with respect to the Company’s offering of Partially Subordinated Patrons’ Deposit Accounts for further information.

Members’ Required Deposits are contractually subordinated and subject to the prior payment in full of senior indebtedness of the Company. See “DESCRIPTION OF DEPOSIT ACCOUNTS – Subordination” included in the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form S-1 filed on January 12, 2011, with respect to the Company’s offering of Partially Subordinated Patrons’ Deposit Accounts for additional information. Unified’s obligation to repay Members’ Required Deposit accounts on termination of Member status (once the Member’s obligations to Unified have been satisfied) is reported as a long-term liability on Unified’s consolidated condensed balance sheets. Excess Deposits are not subordinated to Unified’s other obligations and are reported as short-term liabilities on Unified’s consolidated condensed balance sheets. At July 2, 2011 and October 2, 2010, Unified had $9.2 million and $8.6 million, respectively, in “Member and Non-Members’ deposits” and $13.9 million and $14.0 million, respectively, in “Members’ deposits and estimated patronage dividends” (of which $10.7 million and $11.4 million, respectively, represented Excess Deposits as previously defined).

REDEMPTION OF CAPITAL STOCK

On October 1, 2010, the Board authorized the repurchase on October 8, 2010 of 350 shares of the Company’s Class A Shares that had been tendered and pending redemption. The Company paid approximately $0.1 million to redeem the shares. On December 8, 2010, the Board authorized the repurchase on or before December 28, 2010 of 4,200 shares of the Company’s Class A Shares with an approximate redemption value of $1.2 million and 21,707 Class B Shares with an approximate redemption value of $6.3 million. On December 22, 2010 and December 28, 2010, respectively, the Company redeemed 4,200 of the Company’s Class A Shares and 21,707 of the Company’s Class B Shares with approximate redemption values of $1.2 million and $6.3 million, respectively.

On January 7, 2011, the Company repurchased 98 shares of the Company’s Class B Shares that had been tendered and pending redemption. The Company paid approximately $28 thousand to redeem the shares. On February 16, 2011, the Board authorized the repurchase of 1,400 shares of the Company’s Class A Shares that had been tendered and pending redemption. On February 17, 2011, the Company paid approximately $0.4 million to redeem the shares. On March 3, 2011, the Company repurchased 350 shares of the Company’s Class A Shares that had been tendered and pending redemption (ratified by the Board on April 20, 2011). The Company paid approximately $0.1 million to redeem the shares.

On April 20, 2011, the Board authorized the repurchase of 2,450 shares of the Company’s Class A Shares that had been tendered and pending redemption. The Company redeemed the shares on April 26, 2011, and paid approximately $0.8 million to redeem the shares. On June 7, 2011, the Board authorized the repurchase of 1,050 shares of the Company’s Class A Shares that had been tendered and pending redemption. The Company redeemed the shares on June 14, 2011, and paid approximately $0.3 million to redeem the shares.

See “Redemption of Capital Stock” discussed in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended October 2, 2010 for additional information.

PENSION AND POSTRETIREMENT BENEFIT PLANS

The Company sponsors a cash balance plan (“Unified Cash Balance Plan”). The Unified Cash Balance Plan is a noncontributory defined benefit pension plan covering substantially all employees of the Company who are not subject to a collective bargaining agreement. Under the Unified Cash Balance Plan, participants are credited with an annual accrual based on years of service with the Company. The Company’s funding policy is to make contributions to the Unified Cash Balance Plan in amounts that are at least sufficient to meet the minimum funding requirements of applicable laws and regulations, but no more than amounts deductible for federal income tax purposes. All qualifying employees of the Company not subject to a collective bargaining agreement accrue benefits pursuant to the Unified Cash Balance Plan. The Company also sponsors an Executive Salary Protection Plan (“ESPP”) that provides supplemental post-termination retirement income based on each participant’s salary and years of service as an officer of the Company. Funds are held in a rabbi trust for the ESPP consisting primarily of life insurance policies tied to underlying investments in the equity market and reported at cash surrender value and mutual fund assets consisting of various publicly-traded mutual funds reported at estimated fair value based on quoted market prices.

The Company sponsors other postretirement benefit plans that provide certain medical coverage to retired non-union employees and provide unused sick leave benefits for certain eligible non-union and union employees. Those plans are not funded.

The Company’s net periodic benefit cost for its combined pension and other postretirement benefits was approximately $12.1 million and $11.4 million for the thirty-nine weeks ended July 2, 2011 and July 3, 2010, respectively.

The Company expects to make estimated contributions to the Unified Cash Balance Plan totaling $12.9 million during fiscal 2011, which is comprised of $5.1 million for the 2011 plan year and $7.8 million for the 2010 plan year. At its discretion, the Company may contribute in excess of these amounts. Additional contributions, if any, will be based, in part, on future actuarial funding calculations and the performance of plan investments. The Company contributed $2.5 million and $3.8 million to the Unified Cash Balance Plan during the thirty-nine weeks ended July 2, 2011 for the 2011 and 2010 plan years, respectively.

Additionally, at the beginning of fiscal 2011, the Company expected to contribute $0.2 million to the ESPP to fund projected benefit payments to participants for the 2011 plan year. The Company contributed $0.5 million to the

ESPP during the thirty-nine weeks ended July 2, 2011 to fund benefit payments to participants for the 2011 plan year. Benefit payments in excess of expected amounts were due to the retirement of a plan participant during the 2011 plan year.

During fiscal year 2010, comprehensive health care reform legislation under the Patient Protection and Affordable Care Act (HR 3590) and the Health Care Education and Affordability Reconciliation Act (HR 4872) (collectively, the “Acts”) was passed and signed into law. The Acts contain provisions that could impact the Company’s accounting for retiree medical benefits in future periods. However, the extent of that impact, if any, cannot be determined until regulations are promulgated under the Acts and additional interpretations of the Acts become available. The Company will continue to assess the accounting implications of the Acts as related regulations and interpretations of the Acts become available. In addition, the Company may consider plan amendments in future periods that may have accounting implications. See Note 7 “Pension and Other Postretirement Benefits” in Part I, Item 1. “Notes to Consolidated Condensed Financial Statements” for additional discussion.

RISK FACTORS

The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial also may impair the Company’s business operations. If any of the following risks occur, the Company’s business, prospects, financial condition, operating results and cash flows could be adversely affected in amounts that could be material.

Unified’s management deals with many risks and uncertainties in the normal course of business. Readers should be aware that the occurrence of the risks, uncertainties and events described in the risk factors below and elsewhere in this Form 10-Q could have an adverse effect on the Company’s business, results of operations and financial position.

The markets in which we operate are highly competitive; characterized by high volume and low profit margins, customer incentives (including pricing, variety, and delivery) and industry consolidation.    The shifting of market share among competitors is typical of the wholesale food business as competitors attempt to increase sales in various markets. A significant portion of the Company’s sales are made at low margins. As a result, the Company’s profit levels may be negatively impacted if it is forced to respond to competitive pressure by reducing prices.

Increased competition has caused the industry to undergo changes as participants seek to lower costs, further increasing pressure on the industry’s already low profit margins. In addition to price competition, food wholesalers also compete with regard to quality, variety and availability of products offered, strength of corporate label brands offered, schedules and reliability of deliveries and the range and quality of services provided.

Continued consolidation in the industry, heightened competition among the Company’s suppliers, new entrants and trends toward vertical integration could create additional competitive pressures that reduce margins and adversely affect the Company’s business, financial condition and results of operations.

The Company may experience reduced sales if Members lose market share to fully integrated chain stores, warehouse stores and supercenters that have gained increased market share. This trend is expected to continue.    These supercenters have benefited from concentrated buying power and low-cost distribution technology, and have increasingly gained market share at the expense of traditional supermarket operators, including some independent operators, many of whom are the Company’s customers. The market share of such alternative format stores is expected to grow in the future, potentially resulting in a loss of sales volume for the Company. A loss of sales volume could potentially cause patronage dividends to be reduced and/or the Exchange Value Per Share of the Company’s shares to decrease, thereby reducing the value of the Members’ Class A and Class B Shares.

We will continue to be subject to the risk of loss of Member and Non-Member customer volume, including the potential concentration of credit risk.    The Company’s operating results are highly dependent upon either maintaining or growing its distribution volume to its customers. The Company’s largest customer, Smart & Final, Inc., a Non-Member customer, and the ten largest Member and Non-Member customers (including Smart & Final, Inc.) constituted approximately 12% and 45%, respectively, of total net sales for the thirty-nine week period ended

July 2, 2011. A significant loss in membership or volume could adversely affect the Company’s operating results. We will continue to be subject to the risks associated with consolidation within the grocery industry. When independent retailers are acquired by large chains with self-distribution capacity, are driven from business by larger grocery chains, or become large enough to develop their own self-distribution system, we will lose distribution volume. Members may also select other wholesale providers. Reduced volume is normally injurious to profitable operations since fixed costs must be spread over a lower sales volume if the volume cannot be replaced.

In addition, the Company is exposed to concentrations of credit risk related primarily to trade receivables, notes receivable, and lease guarantees for certain Members. The Company’s ten customers with the largest accounts receivable balances accounted for approximately 39% and 41% of total accounts receivable at July 2, 2011 and October 2, 2010, respectively. These concentrations of credit risk may be affected by changes in economic or other conditions affecting the western United States, particularly Arizona, California, Nevada, Oregon and Washington. However, management believes that receivables are well diversified, and the allowances for doubtful accounts are sufficient to absorb estimated losses. Obligations of Members to the Company, including lease guarantees, are generally supported by the Company’s right of offset, upon default, against the Members’ cash deposits, shareholdings and Patronage Certificates, as well as personal guarantees and reimbursement and indemnification agreements.

The Company may experience reduced sales if Members purchase directly from manufacturers.    Increased industry competitive pressure is causing some of the Company’s Members that can qualify to purchase directly from manufacturers to increase their level of direct purchases from manufacturers and expand their self-distribution activities. The Company’s operating results could be adversely affected if a significant reduction in distribution volume occurred in the future.

We are vulnerable to changes in general economic conditions.    The Company is affected by certain economic factors that are beyond its control, including changes in the overall economic environment. In recent periods, the Company has experienced significant volatility in the cost of certain commodities, the cost of ingredients for our manufactured breads and processed fluid milk, and the cost of packaged goods purchased from other manufacturers. An inflationary economic period could impact the Company’s operating expenses in a variety of areas, including, but not limited to, employee wages, benefits and workers’ compensation insurance, as well as energy and fuel costs. A portion of the risk related to wages and benefits is mitigated by bargaining agreements that contractually determine the amount of inflationary increases. General economic conditions also impact our pension plan liabilities, as the assets funding or supporting these liabilities are invested in securities that are subject to interest rate and stock market fluctuations. A portion of the Company’s debt is at floating interest rates, and an inflationary economic cycle typically results in higher interest costs. The Company operates in a highly competitive marketplace and passing on such cost increases to customers could be difficult. It is also difficult to predict the effect that possible future purchased or manufactured product cost decreases might have on our profitability. The effect of deflation in purchased or manufactured product costs would depend on the extent to which we had to lower selling prices of our products to respond to sales price competition in the market. Consequently, it is difficult for us to accurately predict the impact that inflation or deflation might have on our operations. To the extent the Company is unable to mitigate increasing costs, or retain the benefits from decreases in costs, patronage dividends may be reduced and/or the Exchange Value Per Share of the Company’s shares may decrease, thereby reducing the value of the Members’ Class A and Class B Shares.

Changes in the economic environment could adversely affect Unified’s customers’ ability to meet certain obligations to the Company or leave the Company exposed for obligations the Company has guaranteed. Loans to Members, trade receivables and lease guarantees could be at risk in a sustained economic downturn. The Company establishes reserves for notes receivable, trade receivables, and lease commitments for which the customer may be at risk for default. Under certain circumstances, the Company would be required to foreclose on assets provided as collateral or assume payments for leased locations for which the Company has guaranteed payment. Although the Company believes its reserves to be adequate, the Company’s operating results could be adversely affected in the event that actual losses exceed available reserves.

The Company may on occasion hold investments in the common and/or preferred stock of Members and suppliers. These investments are generally held at cost or the equity method and are periodically evaluated for impairment. As a result, changes in the economic environment that adversely affect the business of these Members and suppliers could result in the write-down of these investments. This risk is unique to a cooperative form of business in that investments are made to support Members’ businesses, and those economic conditions that adversely affect the Members can also reduce the value of the Company’s investment, and hence the Exchange Value Per Share of the underlying capital shares. The Company does not currently hold any equity investments in its Members.

The United States economy and financial markets have declined and experienced volatility due to uncertainties related to energy prices, availability of credit, difficulties in the banking and financial services sectors, the decline in the housing market, diminished market liquidity, falling consumer confidence and high unemployment rates. As a result, consumers may be more cautious. This may lead to additional reductions in consumer spending, to consumers trading down to a less expensive mix of products or to consumers trading down to discounters for grocery and non-food items, all of which may affect the Company’s financial condition and results of operations. We are unable to predict when the economy will improve. If the economy does not improve, the Company’s business, results of operations and financial condition may be adversely affected.

Litigation could lead to unexpected losses.    During the normal course of carrying out its business, the Company may become involved in litigation. In the event that management determines that the probability of an adverse judgment in a pending litigation is likely and that the exposure can be reasonably estimated, appropriate reserves are recorded at that time pursuant to FASB’s Accounting Standards Codification (“ASC”) Topic 450, “Contingencies.” The final outcome of any litigation could adversely affect operating results if the actual settlement amount exceeds established reserves and insurance coverage.

We are subject to environmental laws and regulations.    The Company owns and operates various facilities for the manufacture, warehousing and distribution of products to its customers. Accordingly, the Company is subject to increasingly stringent federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous materials. In particular, under applicable environmental laws, the Company may be responsible for remediation of environmental conditions and may be subject to associated liabilities (including liabilities resulting from lawsuits brought by private litigants) relating to its facilities and the land on which the Company facilities are situated, regardless of whether the Company leases or owns the facilities or land in question and regardless of whether such environmental conditions were created by it or by a prior owner or tenant. In addition, the Company may be subject to pending federal and state legislation that if ultimately passed, may require the Company to incur costs to improve facilities and equipment to reduce emissions in order to comply with regulatory limits or to mitigate the financial consequences of a “cap and trade” regime. We are unable to predict the ultimate outcome of such legislation; however, should such legislation require the Company to incur significant expenditures, the Company’s business, results of operations and financial condition may be adversely affected.

We are exposed to potential product liability claims and potential negative publicity surrounding any assertion that the Company’s products caused illness or injury.    The packaging, marketing and distribution of food products purchased from others involve an inherent risk of product liability, product recall and adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by the Company. These contaminants may result in illness, injury or death if such contaminants are not eliminated. Accordingly, the Company maintains stringent quality standards on the products it purchases from suppliers, as well as products manufactured by the Company itself. The Company generally seeks contractual indemnification and insurance coverage from parties supplying its products and rigorously tests its corporate brands and manufactured products to ensure the Company’s quality standards are met. Product liability claims in excess of insurance coverage, as well as the negative publicity surrounding any assertion that the Company’s products caused illness or injury could have a material adverse effect on its reputation and on the Company’s business, financial condition and results of operations.

Our insurance reserves may be inadequate if unexpected losses occur.    The Company’s insurance subsidiaries are regulated by the State of California and are subject to the rules and regulations promulgated by the appropriate regulatory agencies. In addition, the Company is self-insured for workers’ compensation up to $1,000,000 per incident and maintains appropriate reserves to cover anticipated payments. For policies with inception dates after

September 1, 2008, the coverage amount assumed per incident was increased to $2,000,000. For policies with inception dates after September 1, 2010, the coverage amount assumed per incident has been decreased to $462,500. Insurance reserves are recorded based on estimates made by management and validated by third party actuaries to ensure such estimates are within acceptable ranges. Actuarial estimates are based on detailed analyses of health care cost trends, claims history, demographics, industry trends and federal and state law. As a result, the amount of reserve and related expense is significantly affected by the outcome of these studies. Significant and adverse changes in the experience of claims settlement and other underlying assumptions could negatively impact operating results.

We may not have adequate resources to fund our operations.    The Company relies primarily upon cash flow from its operations and Member investments to fund its operating activities. In the event that these sources of cash are not sufficient to meet the Company’s requirements, additional sources of cash are expected to be obtained from the Company’s credit facilities to fund its daily operating activities. Our revolving credit agreement, which expires on October 8, 2015, requires compliance with certain financial covenants, including minimum tangible net worth, fixed charge coverage ratio and total funded debt to earnings before interest, taxes, depreciation, amortization and patronage dividends (“EBITDAP”). While the Company is currently in compliance with all required covenants and expects to remain in compliance, this does not guarantee the Company will remain in compliance in future periods.

As of July 2, 2011, the Company believes it has sufficient cash flow from operations and availability under the revolving credit agreement to meet operating needs, capital spending requirements and required debt repayments through October 8, 2015. However, if access to operating cash or to the revolving credit agreement becomes restricted, the Company may be compelled to seek alternate sources of cash. The Company cannot assure that alternate sources will provide cash on terms favorable to the Company. Consequently, the inability to access alternate sources of cash on terms similar to its existing agreement could adversely affect the Company’s operations.

The value of our benefit plan assets and liabilities is based on estimates and assumptions, which may prove inaccurate.    The Company’s non-union employees participate in a Company sponsored defined benefit pension plan and Company sponsored postretirement benefit plans. Certain eligible union and non-union employees participate in separate plans providing payouts for unused sick leave. Officers of the Company also participate in a Company sponsored Executive Salary Protection Plan (“ESPP”), which provides additional post-termination retirement income based on each participant’s salary and years of service as an officer of the Company. The postretirement plans provide medical benefits for retired non-union employees, life insurance benefits for retired non-union employees for which active non-union employees are no longer eligible, and lump-sum payouts for unused sick days covering certain eligible union and non-union employees. Liabilities for the ESPP and postretirement plans are not funded. The Company accounts for these benefit plans in accordance with ASC Topic 715, “Compensation – Retirement Benefits” and ASC Topic 712, “Compensation – Nonretirement Postemployment Benefits,” which require the Company to make actuarial assumptions that are used to calculate the carrying value of the related assets, where applicable, and liabilities and the amount of expenses to be recorded in the Company’s consolidated financial statements. Assumptions include the expected return on plan assets, discount rates, health care cost trend rate, projected life expectancies of plan participants and anticipated salary increases. While we believe the underlying assumptions are appropriate, the carrying value of the related assets and liabilities and the amount of expenses recorded in the consolidated financial statements could differ if other assumptions are used.

The credit and liquidity crisis in the United States and throughout the global financial system triggered substantial volatility in the world financial markets and banking system. While the value of the investment portfolios of the Company’s defined benefit pension plans increased during fiscal 2010 and reflected improvement for the thirty-nine weeks ended July 2, 2011, the values of the plans’ individual investments have and will fluctuate in response to changing market conditions, the amount of gains or losses that will be recognized in subsequent periods, if any, cannot be determined.

Authoritative accounting guidance may necessitate companies who issue and redeem shares based on book value to redefine the method used to value their shares.    Authoritative accounting guidance that requires adjustments to shareholders’ equity has the potential to impact companies whose equity securities are issued and redeemed at book value (“book value companies”) disproportionately more than companies whose share values are market-based (“publicly traded”). While valuations of publicly traded companies are primarily driven by their income statement and cash flows, the traded value of the shares of book value companies, however, may be immediately impacted by adjustments affecting shareholders’ equity upon implementation. Therefore, such guidance may necessitate companies who issue and redeem shares based on book value to redefine the method used to value their shares. As such, the Company modified its Exchange Value Per Share calculation as of September 30, 2006 to exclude accumulated other comprehensive earnings (loss) from Book Value (see Part I, Item 1. “Business – Capital Shares” of the Company’s Annual Report on Form 10-K for the year ended October 2, 2010), thereby excluding the potentially volatile impact that (1) ASC Topic 715-20, “Compensation – Retirement Benefits – Defined Benefit Plans – General” and (2) changes in unrealized gains and losses, net of taxes, on available for sale investments would have on shareholders’ equity and Exchange Value Per Share.

A system failure or breach of system or network security could delay or interrupt services to our customers or subject us to significant liability.    The Company has implemented security measures such as firewalls, virus protection, intrusion detection and access controls to address the risk of computer viruses and unauthorized access. A business continuity plan has been developed focusing on the offsite restoration of computer hardware and software applications. The Company has developed business resumption plans which include procedures to ensure the continuation of business operations in response to the risk of damage from energy blackouts, natural disasters, terrorism, war and telecommunication failures. In addition, change management procedures and quality assurance controls have been implemented to ensure that new or upgraded business management systems operate as intended. However, there is still a possibility that a system failure, accident or security breach could result in a material disruption to the Company’s business. In addition, substantial costs may be incurred to remedy the damages caused by these disruptions.

Our success depends on our retention of our executive officers, senior management and our ability to hire and retain additional key personnel.    The Company’s success depends on the skills, experience and performance of its executive officers, senior management and other key personnel. The loss of service of one or more of its executive officers, senior management or other key employees could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows. The Company’s future success also depends on its continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for these personnel is intense, and there can be no assurance that the Company can retain our key employees or that it can attract, assimilate or retain other highly qualified technical, sales and managerial personnel in the future.

The successful operation of our business depends upon the supply of products, including raw materials, and marketing relationships from other companies, including those supplying our corporate brand products.    The Company depends upon third parties for supply of products, including corporate brand products, and raw materials. Any disruption in the services provided by any of these suppliers, or any failure by them to handle current or higher volumes of activity, could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows.

The Company participates in various marketing and promotional programs to increase sales volume and reduce merchandise costs. Failure to continue these relationships on terms that are acceptable to Unified, or to obtain adequate marketing relationships, could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows.

Increased energy, diesel fuel and gasoline costs could reduce our profitability.    The Company’s operations require and are dependent upon the continued availability of substantial amounts of electricity, diesel fuel and gasoline to manufacture, store and transport products. The Company’s trucking operations are extensive and diesel fuel storage capacity represents approximately two weeks average usage. The prices of electricity, diesel fuel and gasoline fluctuate significantly over time. Given the competitive nature of the grocery industry, we may not be able to pass on increased costs of production, storage and transportation to our customers. As a result, either a shortage or significant increase in the cost of electricity, diesel fuel or gasoline could disrupt distribution activities and negatively impact our business and results of operations.

A strike or work stoppage by employees could disrupt our business. The inability to negotiate acceptable contracts with the unions could result in a strike or work stoppage and increased operating costs resulting from higher wages or benefits paid to union members or replacement workers.    Such outcome could have a material negative impact on the Company’s operations and financial results. Approximately 57% of Unified’s employees are covered by collective bargaining agreements, which have various expiration dates ranging from 2011 through 2015.

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business and we could be subject to regulatory scrutiny.    Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, Unified performs an annual evaluation of the Company’s internal controls over financial reporting. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Reform Act”) became law. The Reform Act includes a provision that indefinitely exempts companies that qualify as either a non-accelerated filer or smaller reporting company from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act of 2002. For Unified’s fiscal year ending October 1, 2011, and subsequent foreseeable fiscal years, we expect to be exempt from such requirement. Although the Company believes its internal controls are operating effectively, the Company cannot guarantee that it will not have any material weaknesses in the future. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause the Company to fail to meet its reporting obligations.

A loss of our cooperative tax status could increase tax liability.    Subchapter T of the Internal Revenue Code sets forth rules for the tax treatment of cooperatives. As a cooperative, we are allowed to offset patronage income with patronage dividends that are paid in cash or qualified written notices of allocation. However, we are taxed as a typical corporation on the remainder of our earnings from our Member business and on earnings from Non-Member business. If the Company is not entitled to be taxed as a cooperative under Subchapter T, its revenues would be taxed when earned by the Company and the Members would be taxed when dividends are distributed. The Internal Revenue Service can challenge the tax status of cooperatives. The Internal Revenue Service has not challenged the Company’s tax status, and the Company would vigorously defend any such challenge. However, if we were not entitled to be taxed as a cooperative, taxation at both the Company and the Member level could have a material, adverse impact on the Company.

Each method used to meet the Class B Share requirement has its own tax consequences.    Class B Shares required to be held by a new Member may be purchased directly at the time of admission as a Member or may be acquired over the five consecutive fiscal years commencing with the first year after admission as a Member at the rate of 20% per year. In addition, certain Members, including former shareholders of United Grocers, Inc. or Associated Grocers, Incorporated, may elect to satisfy their Class B Share requirement only with respect to stores owned at the time of admission as a Member solely from their patronage dividend distributions. Each of these purchase alternatives may have tax consequences which are different from those applicable to other purchase alternatives. Members and prospective Members are urged to consult their tax advisers with respect to the application of U.S. federal income, state or local tax rules to the purchase method selected.

Members’ Class A, Class B and Class E Shares are subject to risk of loss.    Class A and Class B Shares are purchased and sold at purchase prices equal to the Exchange Value Per Share at the close of the last fiscal year end prior to the date the shares are purchased or sold. Class E Shares are purchased and sold at a value of $100 per share. If a Member were to sell shares at a price that is less than the price at which the shares were purchased, the Member would lose all or a portion of its investment in the Class A, Class B or Class E Shares. See “OFFERING OF CLASS A SHARES, CLASS B SHARES AND CLASS E SHARES – Exchange Value Per Share” of the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form S-1 filed on January 12, 2011, with respect to the Company’s offering of Class A Shares, Class B Shares and Class E Shares for further information.

If the Board decides in any year to retain a portion of the Company’s earnings from its non-patronage business, and not to allocate those earnings to the Exchange Value, the redemption price of Class A Shares or Class B Shares that are repurchased in the year of such retention and in future years will be reduced. However, in the event of the sale or liquidation of the Company, the non-allocated earnings will be allocated to the redemption price of Class A Shares and Class B Shares.

Members are required to purchase stock, and may be required to make cash deposits, in Unified. The lack of liquidity in these investments may make attracting new Members difficult and may cause existing Members to withdraw from membership.    Members are required to meet specific capital requirements, which include capital stock ownership and may include required cash deposits. These investments by Members are a principal source of our capital, and for the thirty-nine weeks ended July 2, 2011, approximately 80% of our net sales were to Members. We compete with other wholesale suppliers who are not structured as cooperatives and therefore have no investment requirements for customers. Our requirements to purchase stock or maintain cash deposits may become an obstacle to retaining existing business and attracting new business. For a discussion of required Member equity investments and deposits, see Item 1, “Business – Capital Shares – Class B Shares” and Item 1, “Business – Member Equity Investments” of the Company’s Annual Report on Form 10-K for the year ended October 2, 2010.

The Company’s by-laws give the Board of Directors complete discretion in the redemption of the stock of terminated Members and Members with excess stock. Furthermore, required cash deposits are contractually subordinated and subject to the prior payment in full of certain senior indebtedness of the Company. For a discussion of the limitations on the redemption of capital stock and the subordination of cash deposits, see Item 1, “Business – Capital Shares – Redemption of Capital Shares,” Item 1, “Business – Member Equity Investments” and Item 1, “Business – Pledge of Shares, Patronage Certificates and Guarantees” of the Company’s Annual Report on Form 10-K for the year ended October 2, 2010. These limitations on the obligation of the Company to redeem capital stock or repay the cash deposits of Members may cause Members to withdraw from membership or potential Members to not become Members.

Severe weather, natural disasters and adverse climate changes may adversely affect the Company’s financial condition and results of operations.    Severe weather conditions, such as hurricanes or tornadoes, or natural disasters, such as earthquakes or fires, in areas in which the Company has distribution facilities, or in which customers’ stores are located, or from which the Company obtains products may adversely affect the Company’s results of operations. Such conditions may cause physical damage to the Company’s properties, closure of one or more of the Company’s distribution facilities, closure of customers’ stores, lack of an adequate work force in a market, temporary disruption in the supply of products, disruption in the transport of goods, delays in the delivery of goods to the Company’s distribution centers or customer stores and a reduction in the availability of products the Company offers. In addition, adverse climate conditions and adverse weather patterns, such as drought or flood, that impact growing conditions and the quantity and quality of crops yielded by food producers may adversely affect the availability or cost of certain products within the grocery supply chain. The Company has developed extensive business resumption plans to ensure the continued operation in the event of a natural disaster, terrorism or war. However, there is still the possibility that the plans may not be effective in a timely manner and a significant disruption to the Company’s business could occur. In addition, while the Company carries insurance to cover business interruption and damage to buildings and equipment, some of the insurance carries high deductibles. Any of these factors may disrupt the Company’s business and adversely affect the Company’s financial condition and results of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated condensed financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates, assumptions and judgments that affect the amount of assets and liabilities reported in the consolidated condensed financial statements, the disclosure of contingent assets and liabilities as of the date of the consolidated condensed financial statements and reported amounts of revenues and expenses during the year. The Company believes its estimates and assumptions are reasonable; however, future results could differ from those estimates under different assumptions or conditions.

The Company’s discussion and analysis of its financial condition and results of operations are based upon its consolidated condensed financial statements. On an ongoing basis, we evaluate our estimates, including those related to allowances for doubtful accounts, lease loss reserves, inventories, investments, goodwill and intangible assets, long-lived assets, income taxes, insurance reserves, pension and postretirement benefits and contingencies and litigation. We base our estimates on historical experience and on various other assumptions and factors that we believe to be reasonable under the circumstances. Based on our ongoing review, we make adjustments we consider appropriate under the facts and circumstances. We have discussed the development, selection and disclosure of these estimates with the Audit Committee. The accompanying consolidated condensed financial statements are prepared using the same critical accounting policies and estimates discussed in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the fiscal year ended October 2, 2010.

RECENTLY ADOPTED AND RECENTLY ISSUED AUTHORITATIVE ACCOUNTING GUIDANCE

Refer to Note 9 to Notes to Consolidated Condensed Financial Statements in Part I, Item 1 of this Quarterly Report on Form 10-Q for management’s discussion of recently adopted and recently issued authoritative accounting guidance and their expected impact, if any, on the Company’s consolidated condensed financial statements.

AVAILABILITY OF SEC FILINGS

Unified makes available, free of charge, through its website (http://www.unifiedgrocers.com) its Forms 10-K, 10-Q and 8-K, as well as its registration statements, proxy statements and all amendments to those reports, as soon as reasonably practicable after those reports are electronically filed with the Securities and Exchange Commission (the “SEC”). A copy of any of the reports filed with the SEC can be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. A copy may also be obtained by calling the SEC at 1-800-SEC-0330. All reports filed electronically with the SEC are available on the SEC’s web site at http://www.sec.gov.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of the market risks the Company faces contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. See “Quantitative and Qualitative Disclosures About Market Risk” discussed in Part II, Item 7A of the Company’s Annual Report on Form 10-K for the year ended October 2, 2010 for additional information.

Unified is subject to interest rate changes on certain of its notes payable under the Company’s credit agreements that may affect the fair value of the notes payable, as well as cash flow and earnings. Based on the notes payable outstanding at July 2, 2011 and the current market condition, a one percent change in the applicable interest rates would impact the Company’s annual cash flow and pretax earnings by approximately $1.2 million. See Note 2 of Notes to Consolidated Condensed Financial Statements in Item 1, “Financial Statements (Unaudited)” for additional discussion regarding the fair value of notes payable.

The Company is exposed to credit risk on accounts receivable through the ordinary course of business and the Company performs ongoing credit evaluations. Concentration of credit risk with respect to accounts receivable is limited due to the nature of our customer base (i.e., primarily Members). The Company currently believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

The majority of the Company’s investments are held primarily by two of its insurance subsidiaries, and includes U.S. government and agency obligations, high quality investment grade corporate bonds, U.S. government treasury securities, U.S. state and municipal securities, and common equity securities. These investments, excluding the common equity securities, are generally not actively traded and are valued based upon inputs including quoted prices for identical or similar assets. Collectively, the estimated fair value or market value of these investments continued to exceed their cost during the thirty-nine weeks ended July 2, 2011.

Life insurance and mutual fund assets with values tied to the equity markets are impacted by overall market conditions. During the thirty-nine weeks ended July 2, 2011, net earnings and net comprehensive earnings experienced an increase corresponding to the increase in life insurance and mutual fund assets, respectively.

ITEM 4.	CONTROLS AND PROCEDURES

Disclosure controls and procedures.    Disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this Quarterly Report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving an entity’s disclosure objectives. The likelihood of achieving such objectives is affected by limitations inherent in disclosure controls and procedures. These include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures such as simple errors, mistakes or intentional circumvention of the established processes.

At the end of the period covered by this report, Unified’s management, with the participation of our CEO and CFO, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Our CEO and CFO concluded that these disclosure controls and procedures were effective at the reasonable assurance level described above as of the end of the period covered in this report.

Changes in internal controls over financial reporting.    Management, with the participation of the CEO and CFO of the Company, has evaluated any changes in the Company’s internal control over financial reporting that occurred during the most recent fiscal quarter. Based on that evaluation, management, the CEO and the CFO of the Company have concluded that no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the quarter ended July 2, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

The Company is a party to various litigation, claims and disputes, some of which are for substantial amounts, arising in the ordinary course of business. While the ultimate effect of such actions cannot be predicted with certainty, the Company believes the outcome of these matters will not result in a material adverse effect on its financial condition or results of operations.

ITEM 1A.	RISK FACTORS

There are no material changes from risk factors as previously disclosed in our Annual Report on Form 10-K for the fiscal year ended October 2, 2010, filed on December 10, 2010. Refer to “Risk Factors” in Part I, Item 2 of this Quarterly Report on Form 10-Q for discussion of the Company’s risk factors.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

COMPANY PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased	Average Price Paid Per Share
April 3, 2011 – April 30, 2011	2,450 Class A Shares	$304.48
May 1, 2011 – May 28, 2011	— Shares	$—
May 29, 2011 – July 2, 2011	1,050 Class A Shares	$304.48

Total	3,500 Shares	$304.48

Refer to “Redemption of Capital Stock” in Part I, Item 2 of this Quarterly Report on Form 10-Q for discussion of the Company’s share redemptions.

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.	[REMOVED AND RESERVED]

ITEM 5.	OTHER INFORMATION

None.

ITEM 6.	EXHIBITS

(a)	Exhibits

3.1

Amended and Restated Articles of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended on March 29, 2008, filed on May 13, 2008).

3.2	Bylaws of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on June 28, 2010).

31.1*	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Chief Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herein.
**

Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto, formatted in XBRL (eXtensible Business Reporting Language), are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIFIED GROCERS, INC.

By	/s/ Alfred A. Plamann
Alfred A. Plamann Chief Executive Officer (Principal Executive Officer)

By	/s/ Richard J. Martin
Richard J. Martin Executive Vice President, Finance & Administration and Chief Financial Officer (Principal Financial and Accounting Officer)

By	/s/ Randall G. Scoville
Randall G. Scoville Senior Vice President, Accounting and Chief Accounting Officer

Dated: August 9, 2011

EXHIBIT 31.1

CERTIFICATION

I, Alfred A. Plamann, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Unified Grocers, Inc. (the “Registrant”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.

The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: August 9, 2011

/s/ Alfred A. Plamann
Alfred A. Plamann
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Richard J. Martin, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Unified Grocers, Inc. (the “Registrant”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.

The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: August 9, 2011

/s/ Richard J. Martin
Richard J. Martin
Executive Vice President, Finance and Administration and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE

SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of Unified Grocers, Inc. (the “Company”) for the fiscal quarter ended July 2, 2011, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Alfred A. Plamann, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the Report.

Date: August 9, 2011

/s/ Alfred A. Plamann
Alfred A. Plamann
Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE

SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of Unified Grocers, Inc. (the “Company”) for the fiscal quarter ended July 2, 2011, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Richard J. Martin, Executive Vice President, Finance and Administration and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the Report.

Date: August 9, 2011

/s/ Richard J. Martin
Richard J. Martin
Executive Vice President, Finance and Administration and Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be furnished to the Securities and Exchange Commission or its staff upon request.